As filed with the U.S. Securities and Exchange Commission on August 25, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

(Amendment No. 1)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ARCH THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Nevada	3841	46-0524102
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

235 Walnut St., Suite 6

Framingham, MA 01702

(617) 431-2313

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Terrence W. Norchi

President and Chief Executive Officer

235 Walnut St., Suite 6

Framingham, MA 01702

(617) 431-2313

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Michael J. Lerner

Alan Wovsaniker

Lowenstein Sandler LLP

One Lowenstein Drive

Roseland, New Jersey 07068

(973) 597-2500

Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 19, 2022 (File No. 333-267004) (this "Amendment No. 1") is being filed solely (i) to file the Inline XBRL data to the Financial Statements and Notes thereto and (ii) to update the Consolidated Statements of Cash Flows (Unaudited) in the Financial Statements to remove the six-month period ended March 31, 2022 and 2021 and to include the nine-month period ended June 30, 2022 and 2021. Accordingly, this Amendment No. 1 consists solely of the facing page, Part II, Item 16, and the signature page. This Amendment No. 1 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. See the Exhibit Index immediately following the signature page hereto, which is incorporated into this Item 16 by reference.

(b) Financial Statement Schedules.  See page F-1 for an index of the financial statements included in the Registration Statement.

Arch Therapeutics, Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Arch Therapeutics, Inc. and Subsidiary

Framingham, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arch Therapeutics, Inc. and Subsidiary (the Company) as of September 30, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended September 30, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of their operations and their cash flows for each of the years in the two-year period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that Arch Therapeutics, Inc. and Subsidiary will continue as a going concern. As discussed in Notes 1 and 2 to the consolidated financial statements, the Company has an accumulated deficit, has suffered significant losses and negative cash flows from operations, only recently commenced generating limited operating revenues and has limited working capital that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1 and 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Valuation

As described in Note 2 to the consolidated financial statements, inventories are stated at the lower of cost or net realizable value. The Company capitalizes inventory that has been produced for commercial sale and has been determined to have a probable future economic benefit. The determination of whether or not the inventory has a future economic benefit requires estimates by management. To the extent that inventory is expected to expire prior to being sold, or used for research and development or used for samples, the Company writes down the value of inventory.

We identified inventory valuation as a critical audit matter. The principal consideration for our determination that inventory valuation is a critical audit matter is that there was significant judgment by management to estimate the net realizable value of inventory, because of the uncertainties in determining demand for aging inventory and future market conditions. This in turn led to subjective auditor judgment, and significant effort in performing procedures to assess the reasonableness of management’s estimates related to inventory valuation and in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others:

●	obtaining an understanding over management’s inventory process for determining net realizable value of inventory and any necessary adjustments for excess and obsolete inventory;
●	testing the completeness, accuracy and relevance of the underlying data used in the analysis;
●	evaluating the appropriateness and consistency of management’s methods and assumptions used in developing estimates around forecasted sales.

/s/ Baker Tilly US, LLP

We have served as the Company’s auditor since 2013.

Tewksbury, Massachusetts
December 17, 2021

Arch Therapeutics, Inc. and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2021 and 2020

	September 30,	September 30,
	2021	2020
ASSETS
Current assets:
Cash	$2,266,639	$959,309
Inventory	1,093,765	967,993
Prepaid expenses and other current assets	307,341	215,673
Total current assets	3,667,745	2,142,975

Long-term assets:
Property and equipment, net	5,240	4,552
Other assets	3,500	3,500
Total long-term assets	8,740	8,052

Total assets	$3,676,485	$2,151,027

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$408,083	$342,050
Accrued expenses and other liabilities	319,464	248,968
Current portion of derivative liability	1,000,000	—
Current portion of PPP Loan	—	37,442
Total current liabilities	1,727,547	628,460

Long-term liabilities:
Long-term portion of PPP loan	—	138,858
Series 1 convertible notes	550,000	550,000
Series 2 convertible notes	1,050,000	—
Accrued interest	167,137	17,781
Derivative liability	1,207,475	2,316,419
Total long-term liabilities	2,974,612	3,023,058

Total liabilities	4,702,159	3,651,518

Commitments and contingencies (Note 13)

Stockholders’ equity (deficit):
Common stock, $0.001 par value, 800,000,000 shares authorized as of September 30, 2021 and 2020, 237,169,770 and 193,044,766 shares issued as of September 30, 2021 and 2020, and 236,719,770 and 193,044,766 outstanding as of September 30, 2021 and 2020	236,720	193,045
Additional paid-in capital	48,534,525	41,862,901
Accumulated deficit	(49,796,919)	(43,556,437)
Total stockholders’ deficit	(1,025,674)	(1,500,491)

Total liabilities and stockholders’ deficit	$3,676,485	$2,151,027

The accompanying notes are an integral part of these consolidated financial statements.

Arch Therapeutics, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Years Ended September 30, 2021 and 2020

	Fiscal Year	Fiscal Year
	Ended	Ended
	September 30,	September 30,
	2021	2020

Revenue	$11,565	$—

Operating expenses:
Cost of revenues	26,282	—
Selling, general and administrative expenses	5,009,323	3,741,020
Research and development expenses	1,353,084	1,611,094
Total costs and expenses	6,388,689	5,352,114

Loss from operations	(6,377,124)	(5,352,114)

Other income:
Interest expense	(150,531)	(18,534)
Gain on forgiveness of loan	178,229	—
Decrease to fair value of derivative	108,944	679,271
Total other income	136,642	660,737

Net loss	$(6,240,482)	$(4,691,377)

Loss per share - basic and diluted
Net loss per common share - basic and diluted	$(0.03)	$(0.02)
Weighted common shares - basic and diluted	220,001,412	188,051,683

The accompanying notes are an integral part of these consolidated financial statements.

Arch Therapeutics, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Deficit

For the Years Ended September 30, 2021 and 2020

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
Fiscal Year Ended September 30, 2020	Shares	Amount	Capital	Deficit	Deficit

Balance at September 30, 2019	172,612,233	$172,612	$37,885,151	$(38,865,060)	$(807,297)

Net loss	—	—	—	(4,691,377)	(4,691,377)
Shares issued for the exercise of warrants	5,181,819	5,182	927,546	—	932,728
Issuance of common stock and warrants, net of financing costs	14,285,714	14,286	2,152,876	—	2,167,162
Issuance of restricted stock	965,000	965	(965)	—	—
Stock-based compensation expense	—	—	898,293	—	898,293

Balance at September 30, 2020	193,044,766	$193,045	$41,862,901	$(43,556,437)	$(1,500,491)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
Fiscal Year Ended September 30, 2021	Shares	Amount	Capital	Deficit	Deficit

Balance at September 30, 2020	193,044,766	$193,045	$41,862,901	$(43,556,437)	(1,500,491)

Net loss	—	—	—	(6,240,482)	(6,240,482)
Issuance of common stock and warrants, net of financing costs	43,125,004	43,125	6,176,108	—	6,219,233
Vesting of restricted stock issued	550,000	550	(550)		—
Stock-based compensation expense	—	—	496,066	—	496,066

Balance at September 30, 2021	236,719,770	$236,720	$48,534,525	$(49,796,919)	$(1,025,674)

The accompanying notes are an integral part of these consolidated financial statements.

Arch Therapeutics, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended September 30, 2021 and 2020

	Fiscal Year	Fiscal Year
	Ended	Ended
	September 30,	September 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(6,240,482)	$(4,691,377)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	2,587	6,926
Stock-based compensation	496,066	898,293
(Decrease) to fair value of derivative	(108,944)	(679,271)
Inventory obsolescence charge	181,988	60,385
Gain on forgiveness of loan	(178,229)	—

Changes in operating assets and liabilities:
(Increase) decrease in:
Inventory	(307,760)	(681,731)
Prepaid expenses and other current assets	(91,668)	147,032
Increase (decrease) in:
Accounts payable	66,033	(191,505)
Accrued interest	151,285	—
Accrued expenses and other liabilities	70,496	86,493
Net cash used in operating activities	(5,958,628)	(5,044,755)

Cash flows from investing activities:
Purchases of property and equipment	(3,275)	(2,455)
Net cash used in investing activities	(3,275)	(2,455)

Cash flows from financing activities:
Proceeds received from convertible notes	1,050,000	550,000
Proceeds received from PPP loan	—	176,300
Proceeds from issued common stock and warrants, net of financing costs	6,219,233	2,167,162
Proceeds from exercise of warrants	—	932,728
Net cash provided by financing activities	7,269,233	3,826,190

Net increase (decrease) in cash	1,307,330	(1,221,020)

Cash, beginning of year	959,309	2,180,329

Cash, end of period	$2,266,639	$959,309

Non-cash financing activities:
Issuance of restricted stock	—	$965
Issuance of restricted stock for services	$103,750	$93,500
Series J Warrants cost	$—	$219,737

The accompanying notes are an integral part of these consolidated financial statements.

ARCH THERAPEUTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Arch Therapeutics, Inc., (together with its subsidiary, the “Company” or “Arch”) was incorporated under the laws of the State of Nevada on September 16, 2009, under the name “Almah, Inc.”. Effective June 26, 2013, the Company completed a merger (the “Merger”) with Arch Biosurgery, Inc. (formerly known as Arch Therapeutics, Inc.), a Massachusetts corporation (“ABS”), and Arch Acquisition Corporation (“Merger Sub”), the Company’s wholly owned subsidiary formed for the purpose of the transaction, pursuant to which Merger Sub merged with and into ABS and ABS thereby became the wholly owned subsidiary of the Company. As a result of the acquisition of ABS, the Company abandoned its prior business plan and changed its operations to the business of a biotechnology company. Our principal offices are located in Framingham, Massachusetts.

ABS was incorporated under the laws of the Commonwealth of Massachusetts on March 6, 2006 as Clear Nano Solutions, Inc. On April 7, 2008, ABS changed its name from Clear Nano Solutions, Inc. to Arch Therapeutics, Inc. Effective upon the closing of the Merger, ABS changed its name from Arch Therapeutics, Inc. to Arch Biosurgery, Inc.

The Company only recently commenced commercial sales of our first product, AC5® Advanced Wound System, and have devoted substantially all of our operational effort to the research, development and regulatory programs necessary to turn our core technology into commercial products. To date, the Company has principally raised capital through debt borrowings, the issuance of convertible debt, and the issuance of units consisting of common stock and warrants.

The Company expects to incur substantial expenses for the foreseeable future relating to research, development and commercialization of its potential products. However, there can be no assurance that the Company will be successful in securing additional resources when needed, on terms acceptable to the Company, if at all. Therefore, there exists substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability of assets that might be necessary despite this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of Presentation

The consolidated financial statements include the accounts of Arch Therapeutics, Inc. and its wholly owned subsidiary, Arch Biosurgery, Inc., a biotechnology company. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Recently Issued and Adopted Accounting Guidance

Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820) Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement” was issued by the Financial Accounting Standards Board (FASB) in August 2018. The purpose of this amendment in this Update is to modify the disclosure requirements on fair value measurements in Topic 820. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 during our first quarter of fiscal year 2021, and the impact was considered immaterial on our consolidated financial statements.

ASU 2020-06, “Debt with Conversion and other Options (subtopic 470-02) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40)” was issued by the FASB in August 2020. The purpose of this amendment is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liability and equity. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The Company does not believe that this guidance will have a material impact on its consolidated results of operations, financial position or disclosures.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of September 30, 2021 and 2020.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories comprises expenditures incurred in acquiring the inventories, the cost of conversion and other costs incurred in bringing them to their existing location and condition. The cost of raw materials, goods-in-process and finished goods are determined on a First in First out (FiFo) basis. When determining net realizable value, appropriate consideration is given to obsolescence, excessive levels, deterioration, and other factors.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash. The Company maintains its cash in bank deposits accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of the related asset. Upon sale or retirement, the cost and accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in income or loss for the period. Repair and maintenance expenditures are charged to expense as incurred.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. For assets that are to be held and used, impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. For the years ended September 30, 2021 and 2020 there has not been any impairment of long-lived assets.

Leases

The Company determines if an arrangement is a lease at its inception. Operating lease right-of-use (“ROU“) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As our lease does not provide an implicit interest rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. As of September 30, 2021 and 2020, our ROU asset is included in prepaid expenses and other current assets and the lease obligations is included in accrued expenses and other current liabilities on our consolidated balance sheets. As of September 30, 2021 and 2020, ROU asset of approximately $0 and $39,000, respectively, represents our right to use an underlying asset for the lease term and the lease liabilities of approximately $0 and $39,000, respectively, represents our obligation to make lease payments arising from the lease.

Income Taxes

In accordance with FASB ASC 740, Income Taxes, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences or events that have been included in our consolidated financial statements and/or tax returns. Deferred tax assets and liabilities are based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions when management determines that it is more likely than not that a loss will be incurred related to these matters and the amount of the loss is reasonably determinable.

Revenue

In accordance with FASB ASC 606, Revenue Recognition, the Company recognizes revenue through a five-step process: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) a performance obligation is satisfied.

The Company’s source of revenue is product sales. Contracts with customers contain a single performance obligation and the Company recognizes revenue from product sales when the Company has satisfied our performance obligation by transferring control of the product to the customers. Control of the product transfers to the customer upon shipment from the Company’s third-party warehouse.

Cost of Revenues

Cost of revenues includes product costs, warehousing, overhead allocation and royalty expenses.

Research and Development

The Company expenses internal and external research and development costs, including costs of funded research and development arrangements, in the period incurred.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation-Stock Compensation (“FASB ASC Topic 718”), which requires all share-based payments be recognized in the consolidated financial statements based on their fair values. In accordance with FASB ASC Topic 718, the Company has elected to use the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the compensation cost of share-based awards on a straight-line basis over the vesting period of the award.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the fair value of the common stock and a number of other assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The expected life for awards uses the simplified method for all “plain vanilla” options, as defined in ASC 718-10-S99 and the contractual term for all other employee and non-employee awards. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on history and the expectation of paying no dividends. Stock-based compensation expense, when recognized in the consolidated financial statements, is based on awards that are ultimately expected to vest.

Fair Value Measurements

The Company measures both financial and nonfinancial assets and liabilities in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures , including those that are recognized or disclosed in the consolidated financial statements at fair value on a recurring basis. The standard created a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3 inputs are unobservable inputs that reflect the Company’s own views about the assumptions market participants would use in pricing the asset or liability.

At September 30, 2021 and 2020, the carrying amounts of cash, accounts payables and accrued expenses and other liabilities approximate fair value because of their short-term nature. The carrying amounts for the PPP Loan, if applicable, and the Convertible Notes approximate fair value because borrowing rates and term are similar to comparable market participants.

Derivative Liabilities

The Company accounts for its warrants and other derivative financial instruments as either equity or liabilities based upon the characteristics and provisions of each instrument, in accordance with FASB ASC Topic 815, Derivatives and Hedging. Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated balance sheets and no further adjustments to their valuation are made. Warrants classified as derivative liabilities and other derivative financial instruments that require separate accounting as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and will be revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield, and risk-free interest rate.

Financial Statement Reclassification

Certain balances in the prior year consolidated financial statements have been reclassified for comparison purposes to conform to the presentation in the current period consolidated financial statements.

Subsequent Events

The Company evaluated all events or transactions through December 16, 2021, the date which these financial statements were issued. There were no material subsequent events (Note 15).

Going Concern Basis of Accounting

As reflected in the consolidated financial statements, the Company has an accumulated deficit, has suffered significant net losses and negative cash flows from operations, only recently commenced generating limited operating revenues, and has limited working capital. The continuation of the Company’s business as a going concern is dependent upon raising additional capital, the ability to successfully market and sell its product and eventually attaining and maintaining profitable operations. In particular, as of September 30, 2021, the Company will be required to raise additional capital, obtain alternative means of financial support, or both, in order to continue to fund operations, and therefore there is substantial doubt about the Company’s ability to continue as a going concern. The Company expects to incur substantial expenses into the foreseeable future for the research, development and commercialization of its current and potential products. In addition, the Company will require additional financing in order to seek to license or acquire new assets, research and develop any potential patents and the related compounds, and obtain any further intellectual property that the Company may seek to acquire. Finally, some of our product candidates or the materials contained therein (such as the Active Pharmaceutical Ingredients (“APIs”) for our AC5® product line), are manufactured from facilities in areas impacted by the outbreak of the coronavirus, which could result in shortages due to ongoing efforts to address the outbreak. Historically, the Company has principally funded operations through debt borrowings, the issuance of convertible debt, and the issuance of units consisting of common stock and warrants. Provisions in the Securities Purchase Agreements that the Company entered into on February 20, 2017 (“2017 SPA”) and on June 28, 2018 (“2018 SPA”) restrict the Company’s ability to effect or enter into an agreement to effect any issuance by the Company or its subsidiary of Common Stock or securities convertible, exercisable or exchangeable for Common Stock (or a combination of units thereof) involving a Variable Rate Transaction (as defined in the 2017 SPA and 2018 SPA) including, but not limited to, an equity line of credit or “At-the-Market” financing facility until the three lead investors in the 2017 Financing and the institutional investors in the 2018 SPA collectively own less than 20% of the Series F Warrants and the Series G Warrants purchased by them pursuant to the 2017 SPA and 2018 SPA, respectively. The 2021 SPA contains certain restrictions on our ability to conduct subsequent sales of our equity securities. In particular, we are prohibited from entering into or effecting a Variable Rate Transaction (as defined in the 2021 SPA) until February 11, 2022; provided, however, the Company may enter into and effect an at-the-market offering facility with the Placement Agent. The continued spread of coronavirus and uncertain market conditions may also limit the Company’s ability to access capital. If the Company is unable to obtain adequate capital, the Company may be required to reduce the scope, delay, or eliminate some or all of its planned activities. These conditions, in the aggregate, raise substantial doubt as to the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

3. PROPERTY AND EQUIPMENT

At September 30, 2021 and 2020, property and equipment consisted of:

	Estimated
	Useful	September 30,	September 30,
	Life (years)	2021	2020

Furniture and fixtures	5	$9,357	$9,357
Leasehold improvements	Life of Lease	$8,983	$8,983
Computer equipment	3	$14,416	$11,141
Lab equipment	5	$1,000	$1,000
		33,756	30,481
Less - accumulated depreciation		28,516	25,929
Property and equipment, net		$5,240	$4,552

For the years ended September 30, 2021 and 2020 depreciation expense recorded was $2,587 and $6,926, respectively.

4. INCOME TAXES

The principal components of the Company’s net deferred tax assets consisted of the following at September 30:

	2021	2020
Net operating loss carryforwards	$10,022,020	$8,451,214
Capitalized expenditures	1,703,849	1,782,185
Research and experimentation credit carryforwards	946,158	928,734
Stock based compensation	2,352,432	2,321,519
Property and Equipment	2,740	3,152
Accrued expenses	57,812	18,518
Inventory allowance	62,946	16,497
Gross deferred tax assets	15,147,957	13,521,819
Deferred tax asset valuation allowance	(15,147,957)	(13,521,819

Net deferred tax assets	$-	$-

The provision (benefit) for income taxes differs from the tax computed with the statutory federal income tax rate as follows:

	2021	2020
Expected income tax (benefit) at federal statutory rate	21.00%	21.00%

Increase/(Decrease) due to:
State Taxes - Net of federal benefit	5.80%	7.08%

Permanent Differences:
Key man life insurance	(0.01)%	(0.01)%
R&D, taken as a credit	(0.29)%	(0.51)%
Adjustment to fair value of derivative	0.37%	3.04%
PPP Loan Forgiveness	0.60%	0.00%
Other	(1.41)%	0.51%
Change in Valuation Allowance	(26.06)%	(31.11)%
Total Income Tax Provision / Benefit	-%	-%

As of September 30, 2021 and 2020, the Company had federal net operating loss carryforwards totaling approximately $37,018,000 and $31,119,000, respectively, which may be available to offset future taxable income. The pre-2018 federal net operating loss carryforwards total approximately $21,750,000, and begin to expire in 2026. Due to the CARES Act, federal net operating losses generated in tax years beginning after December 31, 2017 can be carried forward indefinitely. As of September 30, 2021 and 2020, the Company has federal net operating loss carryforwards with an indefinite life of $15,268,000 and $9,369,000. As of September 30, 2021 and 2020, the Company had federal research and experimentation credit carryforwards of $643,000 and $557,000, respectively, which may be available to offset future income tax liabilities and which would begin to expire in 2028.

As of September 30, 2021 and 2020, the Company had state net operating loss carryforwards of approximately $36,033,000 and $30,737,000, respectively, which may be available to offset future taxable income and which would begin to expire in 2030. As of September 30, 2021 and 2020, the Company had state research and experimentation credit carryforwards of $384,000 and $345,000, respectively, which may be able to offset future income tax liabilities and which would begin to expire in 2023.

As the Company has not yet achieved profitable operations, management believes the tax benefits as of September 30, 2021 and 2020 did not satisfy the realization criteria set forth in FASB ASC Topic 740, Income Taxes, and therefore has recorded a valuation allowance for the entire deferred tax asset. The valuation allowance increased in 2021 by approximately $1,626,000 and increased in 2020 by approximately $1,459,000. The Company’s effective income tax rate differed from the federal statutory rate due to state taxes and the Company’s full valuation allowance, the latter of which reduced the Company’s effective federal income tax rate to zero.

The Company experienced an ownership change as a result of the Merger described in Note 1, causing a limitation on the annual use of the net operating loss carryforwards, which are subject to a substantial annual limitation due to the ownership change limitations set forth in Internal Revenue Code Section 382 and similar state provisions. A formal Section 382 study has not been performed.

As of September 30, 2021, the Company is open to examination in the U.S. federal and certain state jurisdictions for tax years ended September 30, 2021, 2020, 2019 and 2018. In addition, any loss years remain open to the extent that losses are available for carryover to future years. Therefore, the tax years ended 2010 through 2020 remain open for examination by the IRS.

The Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted on March 27, 2020. The CARES Act affected items such as carryback periods for net operating losses, modifications to the net interest deduction limitations and changes to tax depreciation methods. The company has taken the CARES Act into consideration for the tax year ended September 30, 2021 and continues to evaluate the impact of the CARES act on the business.

5. INVENTORIES

Inventories consist of the following:

	September 30,	September 30,
	2021	2020
Finished Goods	$249,571	$-
Goods-in-process	844,194	967,993
Total	$1,093,765	$967,993

The Company capitalizes inventory that has been produced for commercial sale and has been determined to have a probable future economic benefit. The determination of whether or not the inventory has a future economic benefit requires estimates by management. To the extent that inventory is expected to expire prior to being sold or used for research and development or used for samples, the Company will write down the value of inventory.

6. REGISTERED DIRECT OFFERINGS

On September 30, 2016, the Company filed a registration statement with the SEC utilizing a “shelf” registration process, which was subsequently declared effective by the SEC on October 20, 2016 (such registration statement, the “Shelf Registration Statement”). Under the Shelf Registration Statement, the Company may offer and sell any combination of its Common Stock, warrants, debt securities, subscription rights, and/or units comprised of the foregoing to raise up to $50,000,000 in gross proceeds

On February 24, 2017, the Company closed a Securities Purchase Agreement (the “2017 SPA”) with 6 accredited investors (collectively, the “2017 Investors”) providing for the issuance and sale by the Company to the 2017 Investors of an aggregate of 10,166,664 units at a purchase price of $0.60 per Unit in a registered offering (the “2017 Financing”). The securities comprising the units sold in the 2017 Financing were issued under the Shelf Registration Statement, and consisted of a share of Common Stock, a Series F Warrant equal to 55% of the shares of Common Stock issued in the 2017 Financing at an exercise price of $0.75 per share at any time prior to the fifth anniversary of the issuance date of the Series F Warrant subject to certain restrictions on exercise (the “2017 Warrants” and the shares issuable upon exercise of the 2017 Warrants, collectively, the “2017 Warrant Shares”).

On July 2, 2018, the Company closed a Securities Purchase Agreement (“2018 SPA”) with 8 accredited investors (“2018 Investors”) providing for the issuance and sale by the Company to the 2018 Investors of an aggregate of 9,070,000 units at a purchase price of $0.50 per Unit in a registered offering (“2018 Financing”). The securities comprising the units sold in the 2018 Financing were issued under the Shelf Registration Statement, and consisted of a share of Common Stock, a Series G Warrant to purchase up to a number of shares of our common stock equal to 75% of the shares of Common Stock issued in the 2018 Financing at an exercise price of $0.70 per share at any time prior to the fifth anniversary of the issuance date of the Series G Warrant subject to certain restrictions on exercise (“2018 Warrants”) and the shares issuable upon exercise of the 2018 Warrants.

On May 12, 2019, the Company entered into a Securities Purchase Agreement ("2019 SPA") with 5 accredited investors ("2019 Investors") providing for the issuance and sale by the Company to the 2019 Investors of an aggregate of 8,615,384 units at a purchase price of $0.325 per Unit in a registered offering ("2019 Financing"). The securities comprising the units sold in the 2019 Financing were issued under the Shelf Registration Statement, and consisted of a share of Common Stock, and a Series H Warrant to purchase one share of Common Stock at an exercise price of $0.40 per share at any time prior to the fifth anniversary of the issuance date of the Series H Warrant subject to certain restrictions on exercise ("the 2019 Warrant Shares") and the shares issuable upon exercise of the 2019 Warrants ("2019 Warrant Shares").

During the years ended September 30, 2021 and 2020 , no Series F, Series G or Series H Warrants had been exercised. As of September 30, 2021, up to 5,591,664, 6,802,500 and 8,615,384 shares may be acquired upon the exercise of the Series F, Series G and Series H Warrants, respectively.

7. DERIVATIVE LIABILITIES

The Company accounted for the Series F Warrants relating to the 2017 Financing, the Series G Warrants relating to the 2018 Financing and the Series H Warrants relating to the 2019 Financing in accordance with ASC 815-10, Derivatives and Hedging. Since the Company may be required to purchase its Series F, Series G and Series H Warrants for an amount of cash equal to $0.18, $0.11 and $0.0533 , respectively for each share of Common Stock (“Minimum”) and the underlying Series F, Series G and Series H Warrants are not classified within stockholders’ equity (deficit), they are recorded as liabilities at the greater of the minimum or fair value. They are marked to market each reporting period through the consolidated statement of operations.

On the respective closing dates, the Series F, Series G and Series H derivative liabilities were recorded at an aggregate fair value of $1,628,113. Given that the fair value of the derivative liabilities were less than the net proceeds, the remaining proceeds were allocated to Common Stock and additional-paid-in-capital. During the fiscal years ended September 30, 2021 and 2020, $108,944 and $679,271 was recorded to decrease the fair value of derivative liability, respectively.

Fair Value Measurements Using Significant Unobservable Inputs - September 30, 2021
(Level 3)	Series F	Series G	Series H
Beginning balance at September 30, 2020	$1,000,000	$748,275	$568,144

Issuances	-	-	-

Adjustments to estimated fair value	-	-	(108,944)

Ending balance at September 30, 2021	$1,000,000	$748,275	$459,200

Fair Value Measurements Using Significant Unobservable Inputs - September 30, 2020
(Level 3)	Series F	Series G	Series H
Beginning balance at September 30, 2019	$1,000,000	$748,275	$1,247,415

Issuances	-	-	-

Adjustments to estimated fair value	-	-	(679,271)

Ending balance at September 30, 2020	$1,000,000	$748,275	$568,144

The derivative liabilities were valued as of September 30, 2021 using the Black Scholes Model with the following assumptions:

	Series F	Series G	Series H
Closing price per share of common stock	$0.12	$0.12	$0.12
Exercise price per share	$0.75	$0.7	$0.4
Expected volatility	90.28%	87.4%	86.59%
Risk-free interest rate	0.04%	0.19%	0.41%
Dividend yield	—	—	—
Remaining expected term of underlying securities (years)	0.34	1.7	2.58

The derivative liabilities were valued as of September 30, 2020 using the Black Scholes Model with the following assumptions:

	Series F	Series G	Series H
Closing price per share of common stock	$0.17	$0.17	$0.17
Exercise price per share	$0.75	$0.7	$0.4
Expected volatility	84.17%	83.31%	82.24%
Risk-free interest rate	0.13%	0.15%	0.22%
Dividend yield	—	—	—
Remaining expected term of underlying securities (years)	1.35	2.71	3.6

8. OCTOBER 2019 REGISTERED DIRECT OFFERING

On October 16, 2019, the Company entered into a Securities Purchase Agreement ( “October 2019 SPA”) with 7 accredited investors ( “October 2019 Investors”) providing for the issuance and sale by the Company to the 2019 Investors of an aggregate of 14,285,714 units at a purchase price of $0.175 per Unit in a registered offering ( “October 2019 Financing”). The securities comprising the units sold in the October 2019 Financing were issued under the Shelf Registration Statement, and consisted of a share of Common Stock, and a Series I Warrant to purchase one share of Common Stock at an exercise price of $0.22 per share at any time prior to the fifth anniversary of the issuance date of the Series I Warrant subject to certain restrictions on exercise ( “October 2019 Warrants”) and the shares issuable upon exercise of the October 2019 Warrants, ( “October 2019 Warrant Shares”). As of October 18, 2019, the Company recorded the 14,285,714 shares as Common Stock. Pursuant to the Engagement Agreement (as defined below), the Company also agreed to issue to the Placement Agent, or its designees, warrants to purchase up to 1,071,429 shares (the “Placement Agent Warrants”). The Placement Agent Warrants have substantially the same terms as the Series I Warrants, except that the exercise price of the Placement Agent Warrants is $0.21875 per share and the term of the Placement Agent Warrants is five years.

The gross proceeds to Arch from the October 2019 Financing, which were received as of October 18, 2019, were approximately $2.5 million before deducting financing costs of approximately $333,000 which includes approximately $158,000 of placement fees. The number of shares of the Company’s Common Stock into which each of the Series I Warrants is exercisable and the exercise price therefore are subject to adjustment, as set forth in the Series I Warrants, including adjustments for stock subdivisions or combinations (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise).

We engaged H.C. Wainwright (“Wainwright”) as our exclusive institutional investor placement agent in connection with the October SPA pursuant to an engagement agreement (the “Engagement Agreement”) dated as of October 10, 2019, and in consideration for the services provided by it, Wainwright was entitled to receive cash fees equal ranging from 6.0% to 8.2% of the gross proceeds received by us, as well as reimbursement for all reasonable expenses incurred by it in connection with its engagement. We received gross proceeds of approximately $2.5 million in the aggregate, resulting in a fee of approximately $158,000.

During the year ended September 30, 2021, no Series I Warrants or Placement Agent Warrants had been exercised. As of September 30, 2021, up to 14,285,714 and 1,071,429 shares may be acquired upon the exercise of the Series I Warrants and Placement Agent Warrants, respectively.

Common Stock

At October 18, 2019 the Closing Date of the October 2019 Financing, the Company issued 14,285,714 shares of Common Stock.

Equity Value of Warrants

The Company accounted for the Series I Warrants and the Placement Agent Warrants relating to the aforementioned October 2019 Registered Direct Offering in accordance with ASC 815-40, Derivatives and Hedging. Because the Series I Warrants and the Placement Agent Warrants are indexed to the Company’s stock, they are classified within stockholders’ equity (deficit) in the accompanying consolidated financial statements.

9. 2021 REGISTERED DIRECT OFFERING

On February 11, 2021, the Company entered into a Securities Purchase Agreement (“2021 SPA”) with certain institutional and accredited investors (“2021 Investors”) providing for the issuance and sale by the Company to the 2021 Investors of an aggregate of 43,125,004 (the “Shares”) of the Company’s common stock, $0.001 par value per share (“Common Stock”), and Series K Warrants (the “Series K Warrants”) to purchase an aggregate of 32,343,754 shares (the “Warrant Shares”) of Common Stock, at a combined offering price of $0.16 per share and related warrant (the “2021 Financing”). The Series K Warrants have an exercise price of $0.17 per share and are exercisable for a period of 5.5 years. The aggregate gross proceeds for the sale of the Shares and Series K Warrants was approximately $6.9 million, before deducting the placement agent’s fees and expenses and other offering expenses payable by the Company, of approximately $700,000. Pursuant to an engagement agreement (the “Engagement Agreement”) dated as of February 8, 2021, by and between the Company and H.C. Wainwright & Co. (the “Placement Agent”), the Company has agreed to pay the Placement Agent cash fees equal to (i) 7.5% of the gross proceeds received by the Company from certain investors participating in the 2021 Financing, and (ii) 6.0% of the gross proceeds received by the Company from certain investors with pre-existing relationships with the Company. In addition, the Placement Agent will be entitled to receive a one-time non-accountable expense fee of $10,000, up to $50,000 for fees and expenses of legal counsel and other out-of-pocket expenses and $10,000 for clearing expenses. Pursuant to the Engagement Agreement, the Company also agreed to issue to the Placement Agent, or its designees, warrants to purchase up to 7.5% of the aggregate number of shares sold to investors in the Offering, or warrants to purchase up to 3,234,375 shares (the “Placement Agent 2 Warrants”) of the Company’s common stock.

The Placement Agent 2 Warrants have substantially the same terms as the Series K Warrants, except that the exercise price of the Placement Agent 2 Warrants is $0.20 per share. The Engagement Agreement has indemnity and other customary provisions for transactions of this nature.

The 2021 SPA contains certain restrictions on our ability to conduct subsequent sales of our equity securities. In particular, we are prohibited from entering into or effecting a Variable Rate Transaction (as defined in the 2021 SPA) until February 11, 2022; provided, however, the Company may enter into and effect an at-the-market offering facility with the Placement Agent.

The number of shares of the Company’s Common Stock into which each of the Series K Warrants is exercisable and the exercise price therefore are subject to adjustment, as set forth in the Series K Warrants, including adjustments for stock subdivisions or combinations (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise).

During the the fiscal year ended September 30, 2021, no Series K Warrants or Placement Agent 2 Warrants had been exercised. As of June 30, 2021, up to 32,343,754 and 3,234,375 shares may be acquired upon the exercise of the Series K Warrants and Placement Agent Warrants, respectively.

Common Stock

On February 17, 2021 the Closing Date of the 2021 Financing, the Company issued 43,125,004 shares of Common Stock.

Equity Value of Warrants

The Company accounted for the Series K Warrants and the Placement Agent 2 Warrants relating to the aforementioned February 2021 Registered Direct Offering in accordance with ASC 815-40, Derivatives and Hedging. Because the Series K Warrants and the Placement Agent 2 Warrants are indexed to the Company’s stock, they are classified within stockholders’ equity (deficit) in the accompanying consolidated financial statements.

10. CONVERTIBLE NOTES

On June 4, 2020 and November 6, 2020, the Company issued unsecured 10% Series 1 Convertible Notes (“Series 1”) and Series 2 Convertible Notes (“Series 2”) in the aggregate principal amount of $550,000 and $1,050,000, respectively. The maturity dates of the Series 1 and Series 2 convertible notes are June 30, 2023 and November 30, 2023, respectively. Both the Series 1 and Series 2 Convertible Notes provide, among other things, for (i) a term of approximately three (3) years; (ii) the Company’s ability to prepay the Series 1 and Series 2 Convertible Notes, in whole or in part, at any time; (iii) the automatic conversion of the Convertible Notes upon a Change of Control (all capitalized terms not otherwise defined to have the meaning ascribed to such terms of the Convertible Notes) into shares of the Company’s common stock, par value $0.001 per share (Common Stock), at a per share price of $0.27 and $0.25 (the “Conversion Price”) for the Series 1 and Series 2 Convertible Notes, respectively; (iv) the ability of a holder of a Convertible Note (a “Holder”) to convert the Convertible Note and accrued interest, in whole or in part, into shares of Common Stock at the Conversion Price; (v) the Company’s ability to convert all Note Obligations outstanding upon a Qualified Equity Financing into shares of Common Stock at the Conversion Price; (vi) the Company’s ability to convert the Convertible Notes and accrued interest, in whole or in part, into shares of Common Stock at the Conversion Price in the event the volume weighted average price (“VWAP”) of the Common Stock equals or exceeds $0.32 per share for at least fifteen (15) consecutive Trading Days; (vii) the Company’s ability to convert all outstanding Note Obligations into shares of Common Stock at the Conversion Price (an “In-Kind Note Repayment”) in lieu of repaying the Note Obligations outstanding on the Maturity Date, provided, however, that in the case of an In-Kind Note Repayment, the outstanding Note Obligations will be calculated by increasing by thirty-five percent (35%) the aggregate sum of the unpaid Principal Amount held by each Holder and the accrued interest at a rate of ten percent (10%) per annum, subject to, with respect to any portion of the Principal Amount that is converted or prepaid before the twelve month anniversary of the Issuance Date, a minimum interest payment equal to ten percent (10%) of the amount that is converted or prepaid.

On June 3, 2020, the Company entered into an agreement (the “Agreement”) with the holders of a majority (the “Majority Holders”) of the outstanding Series D Warrants (the “Warrant”) resulting in approximately $850,000 of proceeds as a result of the full exercise of their Warrants. Under the terms of the Agreement, in exchange for fully exercising their remaining Warrants for 4,727,273 shares of common stock on June 4, 2020, the Majority Holders were issued Series J Warrants to purchase 3,545,454 shares of common stock at an exercise price of $0.25 over a 1 year term. On November 6, 2020, as consideration for an investment in the Convertible Notes, the Company entered into an Amendment to the Series J Warrant to Purchase Common Stock, with a holder of a Series J Warrant exercisable for up to 3,375,000 shares of Common Stock, to extend the term of the Series J Warrant from one (1) year to thirty (30) months.

On June 22, 2020, the Company entered into a Series J Warrant Issuance Agreement (the “Keyes Sulat Agreement”) with the Keyes Sulat Revocable Trust (the “Trust”), also a holder of outstanding Series D Warrants, resulting in approximately $82,000 of proceeds as a result of the full exercise of the Trust’s Series D Warrants. Under the terms of the Keyes Sulat Agreement, in exchange for fully exercising the Trust’s remaining Series D Warrants for 454,546 shares of common stock on June 22, 2020, the Trust was issued Series J Warrants to purchase 340,910 shares of common stock at an exercise price of $0.25 over a 1 year term. James R. Sulat, a member of the Board, is a co-trustee of the Trust, of which members of Mr. Sulat’s immediate family are beneficiaries. Mr. Sulat disclosed his interest in the Trust to the Board prior to its approval of the transaction and abstained from voting on the transaction.

During the fiscal years ended September 30, 2021 and 2020, the Company recorded interest expense of approximately $150,000 and $18,000,respectively.

11. PAYROLL PROTECTION PROGRAM LOAN

On April 25, 2020, the Company executed a promissory note (the “PPP Note”) evidencing an unsecured loan in the amount of $176,300 under the Paycheck Protection Program (the “PPP Loan”). The Paycheck Protection Program (or “PPP”) was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). The Loan has been made through First Republic Bank (the “Lender”).

The PPP Loan had a two-year term and bears interest at a rate of 1.00% per annum. Monthly principal and interest payments are deferred until the SBA makes a decision on our loan forgiveness application. Unless the PPP Loan is forgiven, the Company will be required to make monthly payments of principal and interest of approximately $20,000 to the Lender.

The PPP Note contains customary events of default relating to, among other things, payment defaults, providing materially false and misleading representations to the SBA or Lender, or breaching the terms of the PPP Loan documents. The occurrence of an event of default may result in the immediate repayment of all amounts outstanding, collection of all amounts owing from the Company, or filing suit and obtaining judgment.

Under the terms of the CARES Act, PPP Loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. However, no assurance is provided that forgiveness for any portion of the PPP Loan will be obtained. During November 2020, the Company applied for forgiveness of the PPP Loan. On May 28, 2021, the Company received notice that the SBA completed review and all principal and interest has been forgiven. For the fiscal year ended September 30, 2021, approximately $178,000 was recorded to Gain on forgiveness of loan in Other Income.

12. STOCK-BASED COMPENSATION

2013 Stock Incentive Plan

On June 18, 2013, the Company established the 2013 Stock Incentive Plan (the “2013 Plan”). Under the 2013 Plan, during the fiscal year ended September 30, 2021, a maximum number of 31,114,256 shares of the Company’s authorized and available common stock could be issued in the form of options, stock appreciation rights, sales or bonuses of restricted stock, restricted stock units or dividend equivalent rights, and an award may consist of one such security or benefit, or two or more of them in any combination or alternative. The 2013 Plan provides that on the first business day of each fiscal year commencing with fiscal year 2014, the number of shares of our common stock reserved for issuance under the 2013 Plan for all awards except for incentive stock option awards will be subject to increase by an amount equal to the lesser of (A) 3,000,000 Shares, (B) four (4) percent of the number of shares outstanding on the last day of the immediately preceding fiscal year of the Company, or (C) such lesser number of shares as determined by the Company’s Board of Directors (the “Board”). The exercise price of each option shall be the fair value as determined in good faith by the Board at the time each option is granted. On October 1, 2020, the aggregate number of authorized shares under the Plan was further increased by 3,000,000 shares to a total of 34,114,256 shares.

As of September 30, 2021, a total of 24,479,212 options had been issued to employees and directors and 9,792,500 options had been issued to consultants. The exercise price of each option is equal to the closing price of a share of our common stock on the date of grant.

Share-based awards

During the year ended September 30, 2021, the Company granted 5,300,000 options to employees and directors and 2,075,000 options to consultants to purchase shares of common stock under the 2013 Plan.

Share-based compensation expense for awards granted during the year ended September 30, 2021 was based on the grant date fair value estimated using the Black-Scholes Option Pricing Model. The following assumptions were used to calculate the fair value of share-based compensation for the year ended September 30, 2021; expected volatility, 79.44% - 119.44%, risk-free interest rate, 0.13% - 2.85% expected dividend yield, 0%, expected term, 5.6 years.

Common Stock Options

Stock compensation activity under the 2013 Plan for the year ended September 30, 2021 follows:

		Weighted	Average	Weighted
	Option	Average	Remaining	Aggregate
	Shares	Exercise	Contractual	Intrinsic
	Outstanding	Price	Term (years)	Value
Outstanding at September 30, 2020	18,248,346	$0.36	2.59	$79,330
Awarded	7,375,000	$0.12	-	-
Forfeited/Cancelled	(724,332)	$0.44	-	-
Outstanding at September 30, 2021	24,899,014	$0.29	1.83	$140,151
Vested at September 30, 2021	18,814,908	$0.35	2.17	$17,122
Vested and expected to vest at September 30, 2021	24,899,014	$0.29	1.83	$140,151

As of September 30, 2021, 99,340 shares are available for future grants under the 2013 Plan. Share-based compensation expense recorded in the Company’s Consolidated Statements of Operations for the year ended September 30, 2021 and 2020 resulting from stock options awarded to the Company’s employees, directors and consultants was approximately $391,000 and $678,000, respectively. Of this amount during the years ended September 30, 2021 and 2020, $124,000 and $288,000, respectively, were recorded as research and development expenses, and $267,000 and $390,000, respectively were recorded as general and administrative expenses in the Company’s Consolidated Statements of Operations.

During the years ended September 30, 2021 and 2020, no stock options awarded under the 2013 Stock Incentive Plan were exercised for cash. During the years ended September 30, 2021 and 2020, no stock options awarded under the 2013 Stock Incentive Plan were exercised on a cashless basis.

As of September 30, 2021, there is approximately $153,000 of unrecognized compensation expense related to unvested stock-based compensation arrangements granted under the 2013 Plan. That cost is expected to be recognized over a weighted average period of 2.47 years.

Restricted Stock

On October 14, 2020, the Company awarded 50,000 shares of Restricted Stock to a consultant. The shares subject to this grant were awarded under the 2013 Plan and vested 90 days from the date of the award. On January 27, 2021, the Company awarded 500,000 shares of Restricted Stock to a consultant. The shares subject to this grant were awarded under the 2013 Plan and vested immediately. On July 30, 2021, the Company awarded 150,000 shares of Restricted Stock to an employee. The shares subject to this grant were awarded under the 2013 Plan and 50,000 shares vest on each of the following dates: January 12, 2022, July 12, 2022 and January 12, 2023. On September 27, 2021, the Company awarded 300,000 shares of Restricted Stock to a consultant. The shares subject to this grant were awarded under the 2013 Plan and 1/12 of the shares will vest on each of the next twelve month anniversaries.

On July 19, 2018, the Company awarded 745,000 shares of Restricted Stock to members of the Board of Directors and management and 220,000 shares of Restricted Stock to Dr. Avtar Dhillon in his capacity as a consultant. The shares subject to this grant are awarded under the 2013 Plan and shall fully vest on the second anniversary of the date of grant. In addition, in the event of a Change of Control (as such term is defined in the 2013 Plan), 100% of the grants will immediately vest. As of September 30, 2021, all restricted shares have vested.

Restricted stock activity in shares under the 2013 Plan for the years ended September 30, 2021 and 2020 follows:

	2021	2020
Non Vested at September 30, 2020 and 2019	-	965,000
Awarded	1,000,000	-
Vested	(550,000)	(965,000)
Forfeited	-	-
Non Vested at September 30, 2021 and 2020	450,000	-

The weighted average restricted stock award date fair value information for the years ended September 30, 2021 and 2019 follows:

	2021	2020
Non Vested at September 30, 2020 and 2019	$-	$0.43
Awarded	0.13	-
Vested	(0.16)	(0.43)
Forfeited	-	-
Non Vested at September 30, 2021 and 2020	$0.10	$-

For the years ended September 30, 2021 and 2020 compensation expense recorded for the restricted stock awards was approximately $105,000 and $220,000, respectively. As of September 30, 2021, there is approximately $43,000 of unrecognized compensation expense related to unvested stock-based compensation arrangements granted under the 2013 Plan.

13. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company’s indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of September 30, 2021 and 2020, no amounts have been accrued related to such indemnification provisions.

From time to time, the Company may be exposed to litigation in connection with its operations. The Company’s policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses.

MIT Licensing Agreement

In December 2007, the Company entered into a license agreement with MIT pursuant to which the Company acquired an exclusive world-wide license to develop and commercialize technology related to self-assembling peptide compositions, and methods of making and using such compositions in medical and non-medical applications, including claims that cover the Company’s proposed products and methods of use thereof. The license also provides non-exclusive rights to additional intellectual property in the fields that cover the Company’s proposed products and methods of use thereof, in order to provide freedom to operate. The license provides the Company a right to sublicense the exclusively licensed intellectual property. The Company has not sublicensed the exclusively licensed intellectual property to any party for any field.

In exchange for the licenses granted in the agreement, the Company has paid MIT license maintenance fees and patent prosecution costs. The Company paid license maintenance fees of $50,000 to MIT in the fiscal years ended September 30, 2021 and 2020. For the years ended September 30, 2021 and 2020, the annual MIT license maintenance fees of $50,000 are included in accrued expenses and other liabilities on the Consolidated Balance Sheets. The license maintenance fees and patent prosecution costs cover the contract year beginning January 1 through December 31. Annual license maintenance obligations extend through the life of the patents. In addition, MIT is entitled to royalties on applicable future product sales, if any. The annual payments may be applied towards royalties payable to MIT for that year for product sales.

The Company is obligated to indemnify MIT and related parties from losses arising from claims relating to the exercise of any rights granted to the Company under the license, with certain exceptions. The maximum potential amount of future payments the Company could be required to make under this provision is unlimited. The Company considers there to be a low performance risk as of September 30, 2021.

The agreement expires upon the expiration or abandonment of all patents that are issued and licensed to the Company by MIT under such agreement. The Company expects that patents will be issued from presently pending U.S. and foreign patent applications. Any such patent will have a term of 20 years from the filing date of the underlying application. MIT may terminate the agreement immediately, if the Company ceases to carry on its business, if any nonpayment by the Company is not cured or the Company commits a material breach that is not cured. The Company may terminate the agreement for any reason upon six months’ notice to MIT.

Leases

The Company's corporate offices are located in Framingham, MA. During July 2017, we entered into a three year operating lease commencing October 1, 2017 and ending on September 30, 2020 at our current location. Pursuant to which we are obliged to pay annual rent of $38,400 during the first year, $39,600 during the second year and $42,000 during the third year. During August 2020, we extended the lease through September 30, 2021 at our current location pursuant to which we are obligated to pay annual rent of $42,000. During October 2021 we extended the lease for six months through March 31, 2022 at our current location pursuant to which we are obligated to pay $21,000. As of September 30, 2021 and 2020, the right-of-use ("ROU") asset of approximately $0 and $39,000, respectively represents our right to use an underlying asset for the lease term and the lease liabilities of approximately $0 and $39,000, respectively, represents our obligation to make lease payments arising from the lease. Our ROU asset is included in prepaid expenses and other current assets and the lease obligations is included in accrued expenses and other current liabilities on our consolidated balance sheets. We believe our present offices are suitable for our current and planned near-term operations.

14. Risks and Uncertainties - COVID-19

The Company sources its materials and services for its products and product candidates from facilities in areas impacted or which may be impacted by the outbreak of the coronavirus. This may impact the Company's ability to obtain future inventory and impact the Company's future revenue stream as efforts to address this worldwide outbreak are undertaken. In addition, the Company has historically and principally funded its operations through debt borrowings, the issuance of convertible debt, and the issuance of units consisting of common stock and warrants which may also be impacted by economic conditions beyond the Company's control. The extent to which the coronavirus will impact the global economy and the Company is uncertain and cannot be reasonably measured.

Arch Therapeutics, Inc. and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2022 (Unaudited) and September 30, 2021

ASSETS	June 30, 2022	September 30, 2021
Current assets:
Cash	$54,997	$2,266,639
Inventory	1,428,264	1,093,765
Prepaid expense and other current assets	83,487	307,341
Total current assets	1,566,748	3,667,745

Long-term assets:
Property and equipment, net	2,843	5,240
Other assets	3,500	3,500
Total long-term assets	6,343	8,740

Total assets	$1,573,091	$3,676,485

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$1,696,213	$408,083
Accrued expense and other liabilities	223,094	319,464
Current portion of derivative liability	—	1,000,000
Total current liabilities	1,919,307	1,727,547

Long-term liabilities:
Series 1 convertible notes	550,000	550,000
Series 2 convertible notes	1,050,000	1,050,000
Advances from investors	575,000	—
Accrued interest	286,808	167,137
Derivative liability, net of current portion	1,207,475	1,207,475
Total long-term liabilities	3,669,283	2,974,612

Total liabilities	5,588,590	4,702,159

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value, 800,000,000 shares authorized; 237,169,770 shares issued as of June 30, 2022 and September 30, 2021, respectively, and 236,994,770 and 236,719,770 shares outstanding as of June 30, 2022 and September 30, 2021, respectively	236,995	236,720
Additional paid-in capital	48,931,720	48,534,525
Accumulated deficit	(53,184,214)	(49,796,919)
Total stockholders’ deficit	(4,015,499)	(1,025,674)

Total liabilities and stockholders’ deficit	$1,573,091	$3,676,485

The accompanying notes are an integral part of these consolidated financial statements.

Arch Therapeutics, Inc. and Subsidiaries

Consolidated Statements of Operations (Unaudited)

For the Three and Nine Months Ended June 30, 2022 and 2021

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	Nine Months Ended June 30, 2022	Nine Months Ended June 30, 2021
Revenue	$6,261	$—	$14,086	$10,000

Operating expense:
Cost of revenues	17,140	—	51,363	10,102
Selling, general and administrative expense	836,215	1,370,395	3,308,227	3,600,419
Research and development expense	159,846	297,553	922,120	1,051,755
Total costs and expenses	1,013,200	1,667,948	4,281,710	4,662,276

Loss from operations	(1,006,940)	(1,667,948)	(4,267,624)	(4,652,276)

Other income (expense):
Interest expense	(39,890)	(40,186)	(119,671)	(110,202)
Gain on forgiveness of loan	—	178,229	—	178,229
Decrease to fair value of derivative liability	—	—	1,000,000	108,944
Total other income (expense)	(39,890)	138,043	880,329	176,971

Net loss	$(1,046,830)	$(1,529,905)	$(3,387,295)	$(4,475,305)

Loss per share - basic and diluted
Net loss per common share - basic and diluted	$0.00	$(0.01)	$(0.01)	$(0.02)
Weighted common shares - basic and diluted	236,947,517	236,719,770	236,853,195	214,289,567

The accompanying notes are an integral part of these consolidated financial statements.

Arch Therapeutics, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Deficit (Unaudited)

For the Three and Nine Months Ended June 30, 2022 and 2021

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
Three Months Ended June 30, 2022	Shares	Amount	Capital	Deficit	Deficit

Balance at March 31, 2022	236,919,770	$236,920	$48,841,040	$(52,137,384)	$(3,059,424)

Net loss	—	—	—	(1,046,830)	(1,046,830)
Vesting of restricted stock	75,000	75	(75)	—	—
Stock-based compensation expense	—	—	90,755	—	90,755

Balance at June 30, 2022	236,994,770	$236,995	$48,931,720	$(53,184,214)	$(4,015,499)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
Three Months Ended June 30, 2021	Shares	Amount	Capital	Deficit	Deficit

Balance at March 31, 2021	236,719,770	$236,720	$48,316,799	$(46,501,837)	$2,051,682

Net loss	—	—	—	(1,529,905)	(1,529,905)
Stock-based compensation expense	—	—	93,856	—	93,856

Balance at June 30, 2021	236,719,770	$236,720	$48,410,655	$(48,031,742)	$615,633

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
Nine Months Ended June 30, 2022	Shares	Amount	Capital	Deficit	(Deficit)

Balance at September 30, 2021	236,719,770	$236,720	$48,534,525	$(49,796,919)	$(1,025,674)

Net loss	—	—	—	(3,387,295)	(3,387,295)
Vesting of restricted stock	275,000	275	(275)	—	—
Stock-based compensation expense	—	—	397,470	—	397,470

Balance at June 30, 2022	236,994,770	$236,995	$48,931,720	$(53,184,214)	$(4,015,499)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
Nine Months Ended June 30, 2021	Shares	Amount	Capital	Deficit	(Deficit)

Balance at September 30, 2020	193,044,766	$193,045	$41,862,901	$(43,556,437)	(1,500,491)

Net loss	—	—	—	(4,475,305)	(4,475,305)
Issuance of common stock and warrants, net of financing costs	43,125,004	43,125	6,176,108	—	6,219,233
Vesting of restricted stock	550,000	550	(550)	—	—
Stock-based compensation expense	—	—	372,196	—	372,196

Balance at June 30, 2021	236,719,770	$236,720	$48,410,655	$(48,031,742)	$615,633

The accompanying notes are an integral part of these consolidated financial statements.

Arch Therapeutics, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

For the Nine Months Ended June 30, 2022 and 2021

	Nine Months Ended June 30, 2022	Nine Months Ended June 30, 2021
Cash flows from operating activities:
Net loss	$(3,387,295)	$(4,475,305)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	2,397	1,788
Stock-based compensation	397,470	372,196
Decrease to fair value of derivative liability	(1,000,000)	(108,944)
Inventory obsolescence charge	248,073	181,988
Gain on forgiveness of loan	—	(178,229)

Changes in operating assets and liabilities:
(Increase) decrease in:
Inventory	(582,572)	(42,215)
Prepaid expenses and other current assets	223,854	(163,135)
Increase (decrease) in:
Accounts payable	1,288,130	(64,853)
Accrued interest	119,671	110,956
Accrued expenses and other liabilities	(96,370)	(80,324)
Net cash used in operating activities	(2,786,642)	(4,446,077)

Cash flows from investing activities:
Purchases of property and equipment	—	(3,275)
Net cash used in investing activities	—	(3,275)

Cash flows from financing activities:
Proceeds received from advances from investors	575,000	—
Proceeds received from series 2 convertible notes	—	1,050,000
Proceeds from issuance common stock and warrants, net of financing costs	—	6,219,233
Net cash provided by financing activities	575,000	7,269,233

Net increase (decrease) in cash	(2,211,642)	2,819,881

Cash, beginning of period	2,266,639	959,309
Cash, end of period	$54,977	$3,779,190

Non-cash financing activities:
Issuance of restricted stock for services	$29,831	$103,750

The accompanying notes are an integral part of these consolidated financial statements.

ARCH THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

Arch Therapeutics, Inc. (together with its subsidiary, the “Company” or “Arch”) was incorporated under the laws of the State of Nevada on September 16, 2009, under the name “Almah, Inc.”. Effective June 26, 2013, the Company completed a merger (the “Merger”) with Arch Biosurgery, Inc. (formerly known as Arch Therapeutics, Inc.), a Massachusetts corporation (“ABS”), and Arch Acquisition Corporation (“Merger Sub”), the Company’s wholly owned subsidiary formed for the purpose of the transaction, pursuant to which Merger Sub merged with and into ABS and ABS thereby became the wholly owned subsidiary of the Company. As a result of the acquisition of ABS, the Company abandoned its prior business plan and changed its operations to the business of a biotechnology company. The Company’s principal offices are located in Framingham, Massachusetts.

ABS was incorporated under the laws of the Commonwealth of Massachusetts on March 6, 2006, as Clear Nano Solutions, Inc. On April 7, 2008, ABS changed its name from Clear Nano Solutions, Inc. to Arch Therapeutics, Inc. Effective upon the closing of the Merger, ABS changed its name from Arch Therapeutics, Inc. to Arch Biosurgery, Inc.

In the first quarter of 2021, the Company commenced commercial sales of our first product, AC5® Advanced Wound System, and has devoted substantially all of the Company’s operational effort to the research, development and regulatory programs necessary to turn the Company’s core technology into commercial products. To date, the Company has principally raised capital through the issuance of convertible debt, and the issuance of units consisting of its common stock, $0.001 par value per share (“Common Stock”), and warrants to purchase Common Stock (“warrants”).

The Company expects to incur substantial expenses for the foreseeable future relating to research, development and commercialization of its potential products. However, there can be no assurance that the Company will be successful in securing additional resources when needed, on terms acceptable to the Company, if at all. Therefore, there exists substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability of assets that might be necessary despite this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The interim consolidated financial statements included herein are unaudited; however, they contain all normal recurring accruals and adjustments that, in the opinion of management, are necessary to present fairly the Company’s results of operations and financial position for the interim periods.

Although the Company believes that the disclosures in these unaudited interim consolidated financial statements are adequate to make the information presented not misleading, certain information normally included in the footnotes prepared in accordance with US GAAP has been omitted as permitted by the rules and regulations of the Securities and Exchange Commission (“SEC”). These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, filed with the SEC on December 17, 2021 (the “Annual Report”).

For a complete summary of the Company’s significant accounting policies, please refer to Note 2 included in Item 8 of the Company’s Annual Report. There have been no material changes to the Company’s significant accounting policies during the nine months ended June 30, 2022.

Basis of Presentation

The consolidated financial statements include the accounts of Arch Therapeutics, Inc. and its wholly owned subsidiary, Arch Biosurgery, Inc., a biotechnology company. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of June 30, 2022 and September 30, 2021.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories comprises expenditures incurred in acquiring the inventories, the cost of conversion and other costs incurred in bringing them to their existing location and condition. The cost of raw materials, goods-in-process and finished goods are determined on a First in First out (FiFo) basis. When determining net realizable value, appropriate consideration is given to obsolescence, excessive levels, deterioration, and other factors.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash. The Company maintains its cash in bank deposits accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of the related asset. Upon sale or retirement, the cost and accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in income or loss for the period. Repair and maintenance expenditures are charged to expense as incurred.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360, Property, Plant and Equipment. For assets that are to be held and used, impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. For the three and nine months ended June 30, 2022 and 2021 there has not been any impairment of long-lived assets.

Leases

The Company determines if an arrangement is a lease at its inception. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company’s lease does not provide an implicit interest rate, the Company used an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Income Taxes

In accordance with FASB ASC Topic 740, Income Taxes, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences or events that have been included in the Company’s consolidated financial statements and/or tax returns. Deferred tax assets and liabilities are based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions when management determines that it is more likely than not that a loss will be incurred related to these matters and the amount of the loss is reasonably determinable.

Revenue

In accordance with FASB ASC Topic 606, Revenue Recognition, the Company recognizes revenue through a five-step process: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) a performance obligation is satisfied.

The Company’s source of revenue is product sales. Contracts with customers contain a single performance obligation and the Company recognizes revenue from product sales when the Company has satisfied our performance obligation by transferring control of the product to the customers. Control of the product transfers to the customer upon shipment from the Company’s third-party warehouse.

Cost of Revenue

Cost of revenue includes product costs, warehousing, overhead allocation and royalty expense.

Research and Development

The Company expenses internal and external research and development costs, including costs of funded research and development arrangements, in the period incurred.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation-Stock Compensation (“ASC 718”), which requires all share-based payments be recognized in the consolidated financial statements based on their fair values. In accordance with ASC 718, the Company has elected to use the Black-Scholes Option Pricing Model (the “Black-Scholes Model”) to determine the fair value of options granted and recognizes the compensation cost of share-based awards on a straight-line basis over the vesting period of the award.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the fair value of the Common Stock and a number of other assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The expected life for awards uses the simplified method for all “plain vanilla” options, as defined in ASC 718-10-S99, and the contractual term for all other employee and non-employee awards. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the Company’s awards. The dividend yield assumption is based on history and the expectation of paying no dividends. Stock-based compensation expense, when recognized in the consolidated financial statements, is based on awards that are ultimately expected to vest.

Fair Value Measurements

The Company measures both financial and nonfinancial assets and liabilities in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures, including those that are recognized or disclosed in the consolidated financial statements at fair value on a recurring basis. The standard created a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3 inputs are unobservable inputs that reflect the Company’s own views about the assumptions market participants would use in pricing the asset or liability.

At June 30, 2022 and September 30, 2021, the carrying amounts of cash, accounts payables and accrued expense and other liabilities approximate fair value because of their short-term nature. The carrying amounts for the Convertible Notes (See Note 10) approximate fair value because borrowing rates and term are similar to comparable market participants.

Derivative Liabilities

The Company accounts for its warrants and other derivative financial instruments as either equity or liabilities based upon the characteristics and provisions of each instrument, in accordance with FASB ASC Topic 815, Derivatives and Hedging (“ASC 815”). Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated balance sheets and no further adjustments to their valuation are made. Warrants classified as derivative liabilities and other derivative financial instruments that require separate accounting as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and will be revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield, and risk-free interest rate.

Going Concern Basis of Accounting

As reflected in the consolidated financial statements, the Company has an accumulated deficit, has suffered significant net losses and negative cash flows from operations, only recently commenced generating limited operating revenues, and has limited working capital. The continuation of the Company’s business as a going concern is dependent upon raising additional capital, the ability to successfully market and sell its product(s) and eventually attaining and maintaining profitable operations. As of the date of issuance of the accompanying consolidated financial statements , the Company will be required to raise additional capital, obtain alternative means of financial support, or both, in order to continue to fund operations, and therefore there is substantial doubt about the Company’s ability to continue as a going concern. The Company expects to incur substantial expenses into the foreseeable future for the research, development and commercialization of its current and potential other products. In addition, the Company will require additional financing in order to seek to license or acquire new assets, research and develop any potential patents and the related compounds, and obtain any further intellectual property that the Company may seek to acquire. Finally, some of the Company’s product candidates or the materials contained therein (such as the Active Pharmaceutical Ingredients (“APIs”) for our AC5® product line), are manufactured from facilities in areas impacted by the outbreak of the coronavirus, which could result in shortages due to ongoing efforts to address the outbreak. Historically, the Company has principally funded operations through the issuance of convertible debt, and the issuance of units consisting of Common Stock and warrants. Provisions in the Securities Purchase Agreements that the Company entered into on June 28, 2018 (“2018 SPA”) restrict the Company’s ability to effect or enter into an agreement to effect any issuance by the Company or its subsidiary of Common Stock or securities convertible, exercisable or exchangeable for Common Stock (or a combination of units thereof) involving a Variable Rate Transaction (as defined in the 2018 SPA) including, but not limited to, an equity line of credit or “At-the-Market” financing facility until the institutional investors in the 2018 SPA collectively own less than 20% of the Series G Warrants (See Note 6) purchased by them pursuant to the 2018 SPA.

The continued spread of coronavirus and geopolitical conflicts, including the recent war in Ukraine, as well as uncertain market conditions, may also limit the Company’s ability to access capital. If the Company is unable to obtain adequate capital, the Company may be required to reduce the scope, delay, or eliminate some or all of its planned activities. These conditions, in the aggregate, raise substantial doubt as to the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

3. PROPERTY AND EQUIPMENT

At June 30, 2022 and September 30, 2021, property and equipment consisted of:

	Estimated
	Useful	June 30,	September 30,
	Life (years)	2022	2021
Furniture and fixtures	5	$9,357	$9,357
Leasehold improvements	Life of Lease	8,983	8,983
Computer equipment	3	14,416	14,416
Lab equipment	5	1,000	1,000
		33,756	33,756
Less – accumulated depreciation		30,913	28,516
Property and equipment, net		$2,843	$5,240

For the three months ended June 30, 2022 and 2021, depreciation expense recorded was $799, respectively. For the nine months ended June 30, 2022 and 2021, depreciation expense was $2,397 and $1,788, respectively.

4. INVENTORIES

Inventories consist of the following:

	June 30,	September 30,
	2022	2021
Finished goods	$—	$249,571
Goods-in-process	1,428,264	844,194
Total	$1,428,264	$1,093,765

The Company capitalizes inventory that has been produced for commercial sale and has been determined to have a probable future economic benefit. The determination of whether or not the inventory has a future economic benefit requires estimates by management. To the extent that inventory is expected to expire prior to being sold or used for research and development or used for samples, the Company will write down the value of inventory.

5. STOCK-BASED COMPENSATION

2013 Stock Incentive Plan

On June 18, 2013, the Company established the 2013 Stock Incentive Plan (the “2013 Plan”). Under the 2013 Plan, during the fiscal year ended September 30, 2021, a maximum number of 31,114,256 shares of the Company’s authorized and available Common Stock could be issued in the form of options to purchase common stock (“options”), stock appreciation rights, sales or bonuses of restricted Common Stock (“Restricted Stock”), restricted stock units or dividend equivalent rights, and an award may consist of one such security or benefit, or two or more of them in any combination or alternative. The 2013 Plan provides that on the first business day of each fiscal year commencing with fiscal year 2014, the number of shares of the Company’s Common Stock reserved for issuance under the 2013 Plan for all awards except for incentive stock option awards will be subject to increase by an amount equal to the lesser of (A) 3,000,000 shares, (B) four percent of the number of shares outstanding on the last day of the immediately preceding fiscal year of the Company, or (C) such lesser number of shares as determined by the Company’s Board of Directors (the “Board”). The exercise price of each option shall be the fair value as determined in good faith by the Board at the time each option is granted. On October 1, 2021, the aggregate number of authorized shares under the 2013Plan was further increased by 3,000,000 shares to a total of 34,114,256 shares.

The exercise price of each option is equal to the closing price of a share of the Company’s Common Stock on the date of grant.

Share-Based Awards

During the nine months ended June 30, 2022, the Company awarded 475,000 options to employees and directors and 200,000 options to consultants to purchase shares of Common Stock under the 2013 Plan.

Share-based compensation expense for awards granted during the nine months ended June 30, 2022 was based on the grant date fair value estimated using the Black-Scholes Model.

Common Stock Options

Stock compensation activity under the 2013 Plan for the nine months ended June 30, 2022 follows:

	Option Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at September 30, 2021	24,899,014	$0.29	1.83	$140,151
Awarded	675,000	0.06	—	—
Forfeited/Cancelled	(3,083,818)	0.33	—	—
Outstanding at June 30, 2022	22,490,196	0.28	1.47	—
Vested at June 30, 2022	19,135,976	0.31	1.70	—
Vested and expected to vest at June 30, 2022	22,490,196	0.28	1.47	—

As of June 30, 2022, 5,508,158 shares are available for future grants under the 2013 Plan.

Share-based compensation expense recorded in the Company’s Consolidated Statements of Operations for the three months ended June 30, 2022 and 2021 resulting from options awarded to the Company’s employees, directors and consultants was approximately $81,000 and $94,000, respectively. Of this amount, during the three months ended June 30, 2022 and 2021, $29,000 and $35,000, respectively, were recorded as research and development expense, and $52,000 and $59,000, respectively were recorded as general and administrative expense in the Company’s Consolidated Statements of Operations.

Share-based compensation expense recorded in the Company’s Consolidated Statements of Operations for the nine months ended June 30, 2022 and 2021 resulting from options awarded to the Company’s employees, directors and consultants was approximately $367,000 and $269,000, respectively. Of this amount during the nine months ended June 30, 2022 and 2021, $123,000 and $89,000, respectively, were recorded as research and development expense, and $245,000 and $180,000, respectively, were recorded as general and administrative expense in the Company’s Consolidated Statements of Operations. During the nine months ended June 30, 2022 and 2021, no options awarded were exercised.

As of June 30, 2022, there is approximately $230,633 of unrecognized compensation expense related to unvested stock-based compensation arrangements granted under the 2013 Plan. That cost is expected to be recognized over a weighted average period of 1.79 years.

Restricted Stock

Restricted Stock activity under the 2013 Plan for the nine months ended June 30, 2022 and 2021, in shares, follows:

	Nine Months Ended
	June 30, 2022	June 30, 2021

Non Vested at September 30, 2021 and 2020	450,000	—
Awarded	—	550,000
Vested	(275,000)	(550,000)
Forfeited	—	—
Non Vested at June 30, 2022 and 2021	175,000	—

The weighted average Restricted Stock award date fair value information for the nine months ended June 30, 2022 and 2021 follows:

	Nine Months Ended
	June 30, 2022	June 30, 2021
Non Vested at September 30, 2021 and 2020	$0.10	$—
Awarded	—	0.19
Vested	(0.10)	(0.19)
Forfeited	—	—
Non Vested at June 30, 2022 and 2021	$0.10	$—

For the three months ended June 30, 2022 and 2021, compensation expense recorded for the Restricted Stock awards was approximately $10,000 and $0, respectively. For the nine months ended June 30, 2022 and 2021, compensation expense recorded for the Restricted Stock awards was approximately $30,000 and $104,000, respectively.

6. REGISTERED DIRECT OFFERINGS THAT CREATED DERIVATIVE LIABILITIES

On September 30, 2016, the Company filed a registration statement with the SEC utilizing a “shelf” registration process, which was subsequently declared effective by the SEC on October 20, 2016 (such registration statement, the “Shelf Registration Statement”). Under the Shelf Registration Statement, the Company may offer and sell any combination of its Common Stock, warrants, debt securities, subscription rights, and/or units comprised of the foregoing to raise up to $50,000,000 in gross proceeds.

On February 20, 2017, the Company entered into a Securities Purchase Agreement (the “2017 SPA”) with six accredited investors (collectively, the “2017 Investors”) providing for the issuance and sale by the Company to the 2017 Investors of an aggregate of 10,166,664 units at a purchase price of $0.60 per unit in a registered offering (the “2017 Financing”). The securities comprising the units sold in the 2017 Financing were issued under the Shelf Registration Statement, and consisted of a share of Common Stock, a warrant equal to 55% of the shares of Common Stock at an exercise price of $0.75 per share (“Series F Warrant”) at any time prior to the fifth anniversary of the issuance date of the Series F Warrant subject to certain restrictions on exercise (the “2017 Warrants”) and the shares issuable upon exercise of the 2017 Warrants (the “2017 Warrant Shares”).

On June 28, 2018, the Company entered into a Securities Purchase Agreement (“2018 SPA”) with eight accredited investors (collectively, the “2018 Investors”) providing for the issuance and sale by the Company to the 2018 Investors of an aggregate of 9,070,000 units at a purchase price of $0.50 per unit in a registered offering (“2018 Financing”). The securities comprising the units sold in the 2018 Financing were issued under the Shelf Registration Statement, and consisted of a share of Common Stock, a warrant to purchase up to a number of shares of the Company’s Common Stock equal to 75% of the shares of Common Stock at an exercise price of $0.70 per share (“Series G Warrant”) at any time prior to the fifth anniversary of the issuance date of the Series G Warrant subject to certain restrictions on exercise (the “2018 Warrants”) and the shares issuable upon exercise of the 2018 Warrants (the “2018 Warrant Shares”).

On May 12, 2019, the Company entered into a Securities Purchase Agreement (“2019 SPA”) with five accredited investors (collectively, the “2019 Investors”) providing for the issuance and sale by the Company to the 2019 Investors of an aggregate of 8,615,384 units at a purchase price of $0.325 per unit in a registered offering (“2019 Financing"). The securities comprising the units sold in the 2019 Financing were issued under the Shelf Registration Statement, and consisted of a share of Common Stock, a warrant to purchase one share of Common Stock at an exercise price of $0.40 per share (“Series H Warrant”) at any time prior to the fifth anniversary of the issuance date of the Series H Warrant subject to certain restrictions on exercise (the “2019 Warrants”) and the shares issuable upon exercise of the 2019 Warrants (the “2019 Warrant Shares”).

During the three and nine months ended June 30, 2022 and 2021, no Series F, Series G and Series H Warrants were exercised. As of June 30, 2022, up to 6,802,500 shares may be acquired upon the exercise of the Series G Warrants. As of June 30, 2022, up to 8,615,384 shares may be acquired upon the exercise of Series H Warrants. During the three and nine months ended June 30, 2022, all 5,591,664 remaining Series F Warrants expired.

7. DERIVATIVE LIABILITIES

The Company accounted for the Series F Warrants, the Series G Warrants and the Series H Warrants in accordance with ASC 815-10. Since the Company may be required to purchase its Series F Warrants, Series G Warrants and Series H Warrants for an amount of cash equal to $0.18, $0.11 and $0.0533, respectively, for each share of Common Stock (“Minimum”) and the underlying Series F, Series G and Series H Warrants are not classified within stockholders’ deficit, they are recorded as liabilities at the greater of the Minimum or fair value. They are marked to market each reporting period through the Consolidated Statement of Operations.

On the respective closing dates, the derivative liabilities related to the Series F Warrants, Series G Warrants and Series H Warrants were recorded at an aggregate fair value of $1,628,113. Given that the fair value of the derivative liabilities was less than the net proceeds, the remaining proceeds were allocated to Common Stock and additional-paid-in-capital. During the three months ended June 30, 2022 and 2021, $0 and $0 was recorded to decrease the fair value of derivative liability, respectively. During the nine months ended June 30, 2022 and 2021, $0 and $108,944 was recorded to decrease the fair value of derivative liability, respectively.

Fair Value Measurements Using Significant Unobservable Inputs - Nine Months Ended June 30, 2022 (Level 3)
	Series F	Series G	Series H
Beginning balance at September 30, 2021	$1,000,000	$748,275	$459,200
Issuances	—	—	—
Adjustments to estimated fair value	(1,000,000)	—	—
Ending balance at June 30, 2022	$—	$748,275	$459,200

Fair Value Measurements Using Significant Unobservable Inputs – Year Ended September 30, 2021 (Level 3)
	Series F	Series G	Series H
Beginning balance at September 30, 2020	$1,000,000	$748,275	$568,144
Issuances	—	—	—
Adjustments to estimated fair value	—	—	(108,944)
Ending balance at September 30, 2021	$1,000,000	$748,275	$459,200

The derivative liabilities were valued as of June 30, 2022 using the Black Scholes Model with the following assumptions:

	Series G	Series H
Closing price per share of Common Stock	$0.046	$0.046
Exercise price per share	$0.70	$0.40
Expected volatility	106.18%	95.85%
Risk-free interest rate	2.80%	2.92%
Dividend yield	—	—
Remaining expected term of underlying securities (years)	0.94	1.83

The derivative liabilities were valued as of September 30, 2021 using the Black Scholes Model with the following assumptions:

	Series F	Series G	Series H
Closing price per share of Common Stock	$0.12	$0.12	$0.12
Exercise price per share	$0.75	$0.70	$0.40
Expected volatility	90.28%	87.40%	86.59%
Risk-free interest rate	0.04%	0.19%	0.41%
Dividend yield	—	—	—
Remaining expected term of underlying securities (years)	0.34	1.70	2.58

8. OCTOBER 2019 REGISTERED DIRECT OFFERING

On October 16, 2019, the Company entered into a Securities Purchase Agreement (the “ October 2019 SPA”) with seven accredited investors (collectively, the “ October 2019 Investors”) providing for the issuance and sale by the Company to the 2019 Investors of an aggregate of 14,285,714 units at a purchase price of $0.175 per unit in a registered offering (“ October 2019 Financing”). The securities comprising the units sold in the October 2019 Financing were issued under the Shelf Registration Statement, and consisted of a share of Common Stock, a warrant to purchase one share of Common Stock at an exercise price of $0.22 per share (“Series I Warrant”) at any time prior to the fifth anniversary of the issuance date of the Series I Warrant subject to certain restrictions on exercise and the shares issuable upon exercise of the Series I Warrants (collectively, the “ October 2019 Warrant Shares”). As of October 18, 2019, the Company recorded the 14,285,714 shares as Common Stock. Pursuant to the Engagement Agreement (as defined below), the Company also agreed to issue to the Placement Agent, or its designees, warrants to purchase up to 1,071,429 shares (the “Placement Agent Warrants”). The Placement Agent Warrants have substantially the same terms as the Series I Warrants, except that the exercise price of the Placement Agent Warrants is $0.21875 per share and the term of the Placement Agent Warrants is five years.

The gross proceeds to the Company from the October 2019 Financing, which were received as of October 18, 2019, were approximately $2.5 million before deducting financing costs of approximately $333,000 which includes approximately $158,000 of placement fees. The number of shares of the Company’s Common Stock into which each of the Series I Warrants is exercisable and the exercise price therefore are subject to adjustment, as set forth in the Series I Warrants, including adjustments for stock subdivisions or combinations (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise).

The Company engaged H.C. Wainwright as its exclusive institutional investor placement agent (the “Placement Agent”) in connection with the October 2019 SPA pursuant to an engagement agreement dated as of October 10, 2019 (the “2019 Engagement Agreement”). In consideration for the services provided by it, t was entitled to receive cash fees ranging from 6.0% to 8.2% of the gross proceeds received by the Company, as well as reimbursement for all reasonable expenses incurred by it in connection with its engagement. The Company received gross proceeds of approximately $2.5 million in the aggregate, resulting in a fee of approximately $158,000.

During the nine months ended June 30, 2022 and 2021, no Series I Warrants or Placement Agent Warrants were exercised. As of June 30, 2022, up to 14,285,714 and 1,071,429 shares may be acquired upon the exercise of the Series I Warrants and Placement Agent Warrants, respectively.

Common Stock

On October 18, 2019, the Closing Date of the October 2019 Financing, the Company issued 14,285,714 shares of Common Stock.

Equity Value of Warrants

The Company accounted for the Series I Warrants and the Placement Agent Warrants relating to the aforementioned October 2019 Financing in accordance with ASC 815-40. Because the Series I Warrants and the Placement Agent Warrants are indexed to the Company’s Common Stock, they are classified within stockholders’ deficit in the accompanying consolidated financial statements.

9. 2021 REGISTERED DIRECT OFFERING

On February 11, 2021, the Company entered into a Securities Purchase Agreement (the “2021 SPA”) with certain institutional and accredited investors (collectively, “2021 Investors”) providing for the issuance and sale by the Company to the 2021 Investors of an aggregate of 43,125,004 shares (the “Shares”) of the Company’s Common Stock, and warrants (the “Series K Warrants”) to purchase an aggregate of 32,343,754 shares (the “Warrant Shares”) of Common Stock, at a combined offering price of $0.16 per share (the “2021 Financing”). The Series K Warrants have an exercise price of $0.17 per share and are exercisable for a period of 5.5 years. The aggregate gross proceeds for the sale of the Shares and Series K Warrants were approximately $6.9 million, before deducting the Placement Agent’s fees and expenses and other offering expenses payable by the Company, of approximately $700,000. Pursuant to an engagement agreement dated as of February 8, 2021 (the “2021 Engagement Agreement”), by and between the Company and the Placement Agent, the Company agreed to pay the Placement Agent cash fees equal to (i) 7.5% of the gross proceeds received by the Company from certain investors in the 2021 Financing, and (ii) 6.0% of the gross proceeds received by the Company from certain investors that had pre-existing relationships with the Company. In addition, the Placement Agent received a one-time non-accountable expense fee of $10,000, up to $50,000 for fees and expenses of legal counsel and other out-of-pocket expenses and $10,000 for clearing expenses. Pursuant to the 2021 Engagement Agreement, the Company also agreed to issue to the Placement Agent, or its designees, warrants to purchase up to 7.5% of the aggregate number of Shares sold to the 2021 Investors, or warrants to purchase up to 3,234,375 shares (the “Placement Agent 2 Warrants”) of the Company’s Common Stock. The Placement Agent 2 Warrants have substantially the same terms as the Series K Warrants, except that the exercise price of the Placement Agent 2 Warrants is $0.20 per share. The 2021 Engagement Agreement contained indemnity and other customary provisions for transactions of this nature.

The 2021 SPA contained certain restrictions on the Company’s ability to conduct subsequent sales of the Company’s equity securities. In particular, we were prohibited from entering into or effecting a Variable Rate Transaction (as defined in the 2021 SPA) until February 11, 2022; provided, however, the Company may enter into and effect an at-the-market offering facility with the Placement Agent.

The number of shares of the Company’s Common Stock into which each of the Series K Warrants is exercisable and the exercise price therefore are subject to adjustment, as set forth in the Series K Warrants, including adjustments for stock subdivisions or combinations (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise).

During the nine months ended June 30, 2022, no Series K Warrants or Placement Agent 2 Warrants were exercised. As of June 30, 2022, up to 32,343,754 and 3,234,375 shares may be acquired upon the exercise of the Series K Warrants and Placement Agent Warrants, respectively.

Common Stock

On February 17, 2021, the Closing Date of the 2021 Financing, the Company issued 43,125,004 shares of Common Stock.

Equity Value of Warrants

The Company accounted for the Series K Warrants and the Placement Agent 2 Warrants relating to the aforementioned February 2021 Registered Direct Offering in accordance with ASC 815-40, Derivatives and Hedging. Because the Series K Warrants and the Placement Agent 2 Warrants are indexed to the Company’s stock, they are classified within stockholders’ deficit in the accompanying consolidated financial statements.

10. SERIES 1 AND SERIES 2 CONVERTIBLE NOTES

On June 4, 2020 and November 6, 2020, the Company issued unsecured 10% Series 1 Convertible Notes (“Series 1 Notes”) and Series 2 Convertible Notes (“Series 2 Notes”, and collectively with the Series 1 Notes, the “Convertible Notes”) in the aggregate principal amount of $550,000 and $1,050,000, respectively. The maturity dates of the Series 1 Notes and Series 2 Notes are June 30, 2023 and November 30, 2023, respectively. The Convertible Notes provide, among other things, for (i) a term of approximately three years; (ii) the Company’s ability to prepay the Convertible Notes, in whole or in part, at any time; (iii) the automatic conversion of the Convertible Notes upon a Change of Control (all capitalized terms not otherwise defined to have the meaning ascribed to such terms of the Convertible Notes) into shares of the Company’s Common Stock, at a per share price of $0.27 and $0.25 (the “Conversion Price”) for the Series 1 Notes and Series 2 Notes, respectively; (iv) the ability of the holders of the Convertible Note (a “Holder”) to convert the principal of the Convertible Notes, along with accrued interest, in whole or in part, into shares of Common Stock at the respective Conversion Price; (v) the Company’s ability to convert all Note Obligations outstanding upon a Qualified Equity Financing into shares of Common Stock at the respective Conversion Price; (vi) the Company’s ability to convert the principal of the Convertible Notes, along with accrued interest, in whole or in part, into shares of Common Stock at the respective Conversion Price in the event the volume weighted average price (“VWAP”) of the Common Stock equals or exceeds $0.32 per share for at least fifteen consecutive Trading Days; (vii) the Company’s ability to convert all outstanding Note Obligations into shares of Common Stock at the respective Conversion Price (an “In-Kind Note Repayment”) in lieu of repaying the Note Obligations outstanding on the Maturity Date, provided, however, that in the case of an In-Kind Note Repayment, the outstanding Note Obligations will be calculated by increasing by thirty-five percent the aggregate sum of the unpaid Principal Amount held by each Holder and the accrued interest at a rate of ten percent per annum, subject to, with respect to any portion of the Principal Amount that is converted or prepaid before the twelve month anniversary of the Issuance Date, a minimum interest payment equal to ten percent of the amount that is converted or prepaid. During the quarter ended March 31, 2022, all holders of the Convertible Notes executed subordination agreements in anticipation of the potential issuance of additional promissory notes convertible into Common Stock. As consideration for agreeing to subordinate the premium applicable in connection with an In-Kind Note Repayment at maturity was increased from thirty-five percent to sixty percent.

On June 3, 2020, the Company entered into an agreement (the “Agreement”) with the holders of a majority (the “Majority Holders”) of the outstanding warrants classified as “Series D Warrants”, resulting in approximately $850,000 of proceeds as a result of the full exercise of all Series D Warrants. Under the terms of the Agreement, in exchange for fully exercising their remaining Series D Warrants for 4,727,273 shares of Common Stock on June 4, 2020, the Majority Holders were issued warrants to purchase 3,545,454 shares of Common Stock at an exercise price of $0.25 over a 1-year term (“Series J Warrants”). On November 6, 2020, as consideration for an investment in the Convertible Notes, the Company entered into an amendment to the Series J Warrants with a holder of a Series J Warrant exercisable for up to 3,375,000 shares of Common Stock, to extend the term of the Series J Warrant from one year to thirty months.

On June 22, 2020, the Company entered into a Series J Warrant Issuance Agreement (the “Keyes Sulat Agreement”) with the Keyes Sulat Revocable Trust (the “Trust”), also a holder of outstanding Series D Warrants, resulting in approximately $82,000 of proceeds as a result of the full exercise of the Trust’s Series D Warrants. Under the terms of the Keyes Sulat Agreement, in exchange for fully exercising the Trust’s remaining Series D Warrants for 454,546 shares of Common Stock on June 22, 2020, the Trust was issued Series J Warrants to purchase 340,910 shares of Common Stock at an exercise price of $0.25 over a one-year term. James R. Sulat, a former member of the Board, is a co-trustee of the Trust, of which members of Mr. Sulat’s immediate family are beneficiaries. Mr. Sulat disclosed his interest in the Trust to the Board prior to its approval of the transaction and abstained from voting on the transaction.

During the three months ended June 30, 2022 and 2021, the Company recorded interest expense on the Convertible Notes of approximately $40,000. During the nine months ended June 30, 2022 and 2021, the Company recorded interest expense on the Convertible Notes of approximately $120,000 and $110,000, respectively.

11. ADVANCES FROM INVESTORS

As of June 30, 2022, the Company raised $575,000 in the form of shareholder advances towards its planned upcoming financing of Senior Secured Convertible Promissory Notes. See subsequent events note (Note 14), for further details for this financing.

Terrence Norchi, the Company’s President and Chief Executive Officer, Michael Abrams, the Company’s Chief Financial Officer, and Laurence Hicks, a member of the Company’s board of directors, through Drake Partners LLC, participated in the Convertible Notes Offering for an aggregate of $80,000.

12. PAYROLL PROTECTION PROGRAM LOAN

On April 25, 2020, the Company executed a promissory note (the “PPP Note”) evidencing an unsecured loan in the amount of $176,300 under the Paycheck Protection Program (the “PPP Loan”). The Paycheck Protection Program (or “PPP”) was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). The Loan has been made through First Republic Bank (the “Lender”).

The PPP Loan had a two-year term and bears interest at a rate of 1.00% per annum. Monthly principal and interest payments were deferred until the SBA decided on the Company’s loan forgiveness application. If the PPP Loan was not forgiven, the Company would be required to make monthly payments of principal and interest of approximately $20,000 to the Lender.

The PPP Note contained customary events of default relating to, among other things, payment defaults, providing materially false and misleading representations to the SBA or Lender, or breaching the terms of the PPP Loan documents. The occurrence of an event of default would have resulted in the immediate repayment of all amounts outstanding, collection of all amounts owing from the Company, or filing suit and obtaining judgment.

Under the terms of the CARES Act, PPP Loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. During November 2020, the Company applied for forgiveness of the PPP Loan. On May 28, 2021, the Company received notice that the SBA completed its review of the Company’s application for forgiveness of the PPP Loan, and all principal and interest was forgiven.

The SBA reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted. In accordance with the Cares Act all borrowers are required to maintain the PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.

13. RISKS AND UNCERTAINTIES – COVID-19 AND GEOPOLITICAL CONFLICTS

The Company sources its materials and services for its products and product candidates from facilities in areas impacted or which may be impacted by the outbreak of the coronavirus or geopolitical conflicts. The Company’s ability to obtain future inventory may be impacted, therefore potentially affecting the Company’s future revenue stream. In addition, the Company has historically and principally funded its operations through debt borrowings, the issuance of convertible debt, and the issuance of units consisting of Common Stock and warrants which may also be impacted by economic conditions beyond the Company’s control as well as uncertainties resulting from geopolitical conflicts, including the recent war in Ukraine. The extent to which the coronavirus and recent events in Ukraine will impact the global economy and the Company is uncertain and cannot be reasonably measured.

14. SUBSEQUENT EVENTS

The Company evaluated all events or transactions through August 11, 2022, the date which these unaudited interim consolidated financial statements were issued. There were no material subsequent events, other than provided below:

On July 7, 2022, the Company announced that it had entered into a Securities Purchase Agreement (the “SPA”) with certain institutional and accredited individual investors (collectively, the “Investors”) providing for the issuance and sale by the Company to the Investors of (i) Senior Secured Convertible Promissory Notes (each a “2022 Note” and collectively, the “2022 Notes”) in the aggregate principal amount of $4.23 million, which includes an aggregate $0.71 million original issue discount in respect of the 2022 Notes; (ii) Warrants (the “2022 Warrants”), to purchase an aggregate of 85,110,664 shares (the “Warrant Shares”) of Common Stock; and (iii) 12,766,600 shares of Common Stock (the “Inducement Shares”) equal to 15% of the principal amount of the 2022 Notes divided by the closing price of the Common Stock immediately prior to the Closing Date (as defined below).  The 2022 Notes, 2022 Warrants and Inducement Shares were issued as part of a convertible note offering authorized by the Company’s board of directors (the “Convertible Notes Offering”). The aggregate gross proceeds for the sale of the 2022 Notes, 2022 Warrants and Inducement Shares was approximately $3.5 million, before deducting the placement agent’s fees and other estimated fees and offering expenses payable by the Company. Included in the gross proceeds of approximately $3.5 million is approximately $0.6 million received as advances from investors (see Note 11). The closing of the sales of these securities under the SPA occurred on July 6, 2022 (the “Closing Date”).

The Company retained a placement agent in connection with the private placement of $2.4 million of the 2022 Notes to the institutional investors.

In addition, as a part of the Convertible Notes Offering, certain holders (the “Series Holders”) of the Company’s 10% Series 1 Convertible Notes and 10% Series 2 Convertible Notes (the “Series Notes”) have agreed to exchange their Series Notes for promissory notes of the Company on substantially similar terms to those of the 2022 Notes (the “Exchanged Notes”). In connection with the issuance of the Exchanged Notes, the Series Holders entered into a subordination agreement on the Closing Date to subordinate their rights in respect of the Exchange Notes to the rights of the Investors in respect of the 2022 Notes.

Further, in connection with the 2022 Private Placement Financing, we are required to complete an Uplist Transaction by February 15, 2023 under the terms of the 2022 Notes. If we are unable to complete an Uplist Transaction, then the 2022 Notes will become immediately due and payable and we will be obligated to pay to each 2022 Note holder an amount equal to 125%, multiplied by the sum of the outstanding principal amount of the 2022 Notes plus any accrued and unpaid interest on the unpaid principal amount of the 2022 Notes to the date of payment, plus any default interest and any other amounts owed to the holder, payable in cash or shares of Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Framingham, State of Massachusetts, on August 25, 2022.

Arch Therapeutics, Inc.

By:	/s/ Terrence W. Norchi, MD
Terrence W. Norchi, MD
President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Terrence W. Norchi, MD	President, Chief Executive Officer and Director	August 25, 2022
Terrence W. Norchi, MD	(Principal Executive Officer)
/s/ Michael S. Abrams	Chief Financial Officer	August 25, 2022
Michael S. Abrams	(Principal Financial and Accounting Officer)
/s/ *	Director	August 25, 2022
Punit Dhillon
/s/ *	Director	August 25, 2022
Guy Fish, MD

/s/ *	Director	August 25, 2022
Laurence Hicks

*   /s/ Terrence W. Norchi

     Terrence W. Norchi

     Attorney-in-Fact

EXHIBIT INDEX

			Incorporated By Reference
Exhibit No.	Exhibit Title	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

2.1	Agreement and Plan of Merger dated May 10, 2013, by and among Almah, Inc., Arch Acquisition Corporation, and Arch Therapeutics, Inc.		8-K	2.1	333-178883	5/13/2013

2.2	Amendment No. 1 to Agreement and Plan of Merger, dated May 23, 2013, by and among Almah, Inc., Arch Acquisition Corporation, and Arch Therapeutics, Inc.		10-Q	10.11	000-54986	8/14/2013

3.1	Restated Articles of Incorporation of Arch Therapeutics, Inc.		10-Q	3.1	000-54986	07/23/2020

3.2	Amended and Restated Bylaws, as adopted on August 15, 2022		8-K/A	3.1	000-54986	08/17/2022

4.1	Description of Securities		10-K	4.1	000-54986	12/11/2020

5.1*	Opinion of McDonald Carano LLP

10.2#	Executive Employment Agreement dated June 26, 2013 between Arch Therapeutics, Inc. and Terrence W. Norchi		8-K	10.8	333-178883	6/26/2013

10.3#	First Amendment to Executive Employment Agreement, dated March 23, 2014, by and between Arch Therapeutics, Inc. and Terrence W. Norchi Stock		8-K	10.1	000-54986	3/27/2014

10.4#	Executive Employment Agreement dated June 26, 2013 between Arch Therapeutics, Inc. and Alan T. Barber		8-K	10.9	333-178883	6/26/2013

10.5#	Executive Employment Agreement, effective July 8, 2013, by and between Arch Therapeutics, Inc. and William M. Cotter		8-K	10.1	000-54986	7/8/2013

10.6#	First Amendment to Executive Employment Agreement, dated March 23, 2014, by and between Arch Therapeutics, Inc. and William M. Cotter		8-K	10.2	000-54986	3/27/2014

10.7#	Separation Agreement dated June 15, 2015 by and between Arch Therapeutics, Inc. and William M. Cotter		10-Q	10.3	000-54986	8/7/2015

10.8#	Executive Employment Agreement, effective July 7, 2014, by and between Arch Therapeutics, Inc. and Richard E. Davis		8-K	10.1	000-54986	7/7/2014

10.9#	First Amendment to Executive Employment Agreement, dated July 27, 2015, by and between Arch Therapeutics, Inc. and Richard E. Davis		8-K	10.1	000-54986	7/31/2015
10.10#	Consulting Agreement dated October 15, 2015 by and between Arch Therapeutics, Inc. and Dr. Arthur Rosenthal		S-1/A	10.40	333-206873	10/16/2015

10.11#	Arch Therapeutics, Inc. 2013 Stock Incentive Plan		8-K	10.1	333-178883	6/24/2013

10.12#	Form of Stock Option Award Agreement under Arch Therapeutics, Inc. 2013 Stock Incentive Plan	10-Q	10.13	000-54986	8/14/2013

10.13#	Form of Restricted Stock Unit Award Agreement under Arch Therapeutics, Inc. 2013 Stock Incentive Plan	10-Q	10.14	000-54986	8/14/2013

10.14#	Form of Restricted Stock Bonus Award Agreement under Arch Therapeutics, Inc. 2013 Stock Incentive Plan	10-Q	10.15	000-54986	8/14/2013

10.15#	Form of Restricted Stock Award Agreement	8-K	10.2	000-54986	5/6/2016

10.16	Binding Letter of Intent by and between Almah, Inc. and Arch Therapeutics, Inc. dated April 19, 2013	8-K	10.1	333-178883	4/25/2013

10.17	Promissory Note by and between Almah, Inc. and Arch Therapeutics, Inc. dated April 19, 2013	8-K	10.2	333-178883	4/25/2013

10.18	Financing Agreement by and between Almah, Inc. and Coldstream Summit Ltd. Dated April 19, 2013	8-K	10.3	333-178883	4/25/2013

10.19	Form of Securities Purchase Agreement	8-K	10.4	333-178883	4/25/2013

10.20	Form of Warrant	8-K	10.5	333-178883	4/25/2013

10.21

Amended and Restated Exclusive Patent License Agreement dated May 23, 2011 between ABS and the Massachusetts Institute of Technology, as amended by the First Amendment to Amended and Restated Exclusive Patent License Agreement dated May 15, 2012 between ABS and the Massachusetts Institute of Technology, and further amended by the Second Amendment to Amended and Restated Exclusive Patent License Agreement dated February 1, 2013 between ABS and the Massachusetts Institute of Technology, as further amended by the Third Amendment to Amended and Restated Exclusive Patent License Agreement dated April 30, 2013 between ABS and the Massachusetts Institute of Technology, and as further amended by the Letter Agreement dated June 10, 2013 between ABS and the Massachusetts Institute of Technology

		8-K	10.6	333-178883	6/26/2013

10.22	Life Sciences Accelerator Funding Agreement dated September 30, 2013 between Arch Therapeutics, Inc. and the Massachusetts Life Sciences Center	8-K	10.1	000-54986	10/4/2013

10.23	Form of Warrant to Purchase Shares of Common Stock dated September 30, 2013 issued by Arch Therapeutics, Inc. to the Massachusetts Life Sciences Center ((included as Exhibit B in Exhibit 10.22)	8-K	10.2	000-54986	10/4/2013

10.24	Form of MLSC Subordination Agreement	8-K	10.1	000-54986	9/9/2013

10.25	Amendment Agreement to Arch Therapeutics, Inc. Accelerator Funding Agreement dated September 28, 2016 by and between Arch Therapeutics, Inc. and Massachusetts Life Sciences Center	8-K	10.1	000-54986	9/29/2016

10.26	Securities Purchase Agreement dated January 30, 2014, by and among Arch Therapeutics, Inc. and the investors listed on the Schedule of Buyers attached thereto	8-K	10.1	000-54986	1/31/2014

10.27	Form of Series A Warrant to Purchase Common Stock	8-K	4.1	000-54986	1/31/2014

10.28	Form of Series B Warrant to Purchase Common Stock	8-K	4.2	000-54986	1/31/2014

10.29	Form of Series C Warrant to Purchase Common Stock	8-K	4.3	000-54986	1/31/2014

10.30	Amendment to Series A Warrants, Series B Warrants and Series C Warrants to Purchase Common Stock	8-K	10.1	000-54986	12/2/2014

10.31	Amendment to Series C Warrants to Purchase Common Stock	8-K	10.3	000-54986	3/13/2015

10.32	Amendment to Series C Warrants to Purchase Common Stock dated May 30, 2015	8-K	10.1	000-54986	6/1/2015

10.33	Amendment to Series A and Series C Warrants to Purchase Common Stock dated June 22, 2015	8-K	10.1	000-54986	6/23/2015

10.34	Form of Registration Rights Agreement dated January 30, 2014, by and among Arch Therapeutics, Inc. and the investors listed on the Schedule of Buyers attached thereto	8-K	10.2	000-54986	1/31/2014

10.35	Form of Subscription Agreement	8-K	10.1	000-54986	3/13/2015

10.36	Form of 8% Convertible Note	8-K	10.2	000-54986	3/13/2015

10.37†	Project Agreement by and between Arch Therapeutics, Inc. and the National University of Ireland Galway dated May 28, 2015	8-K	10.1	000-54986	8/7/2015

10.38	Form of Subscription Agreement	8-K	10.1	000-54986	7/6/2015

10.39	Form of Series D Warrants	8-K	10.2	000-54986	7/6/2015

10.40	Registration Rights Agreement dated June 30, 2015, by and among Arch Therapeutics, Inc. and the Purchasers set forth on the signature pages thereto	8-K	10.3	000-54986	7/6/2015

10.41	2017 Securities Purchase Agreement	8-K	10.1	000-54986	02/21/2017

10.42	Form of Series F Warrants	8-K	10.2	000-54986	02/21/2017

10.43	2018 Securities Purchase Agreement	8-K	10.1	000-54986	06/29/2018

10.44	Form of Series G Warrants	8-K	10.2	000-54986	06/29/2018

10.45#	Advisory Agreement, effective July 19, 2018, by and between Arch Therapeutics, Inc. and Dr. Avtar Dhillon	8-K	10.1	000-54986	07/20/2018

10.46#	Offer Letter to Join the Board of Directors of Arch Therapeutics, Inc. dated July 19, 2018, by and between Arch Therapeutics, Inc. and Punit Dhillon	8-K	10.4	000-54986	07/20/2018

10.47	May 2019 Securities Purchase Agreement	8-K	10.1	000-54986	05/13/2019

10.48	Form of Series H Warrants	8-K	10.2	000-54986	05/13/2019

10.49	Form of October 2019 Securities Purchase Agreement	8-K	10.1	000-54986	10/18/2019

10.50	Form of Series I Warrants	8-K	10.2	000-54986	10/18/2019

10.51	2019 Engagement Agreement	8-K	10.3	000-54986	10/18/2019

10.52	Form of 2019 Placement Agent Warrant	8-K	10.4	000-54986	10/18/2019

10.53	PPP Note	8-K	10.1	000-54986	04/27/2020

10.54	Form of Amendment to Series D Warrants to Purchase Common Stock	8-K	10.1	000-54986	06/05/2020

10.55	Form of Series J Warrant	8-K	10.2	000-54986	06/05/2020

10.56	Form of Series 1 Convertible Notes	8-K	10.3	000-54986	06/05/2020

10.57	Amendment to Series J Warrant to Purchase Common Stock	8-K	10.1	000-54986	11/10/2020

10.58	Form of Series 2 Convertible Notes	8-K	10.2	000-54986	11/10/2020

10.59#	Transition Agreement, dated December 31, 2020, by and between Arch Therapeutics, Inc. and Richard Davis	S-1	10.62	333-234811	01/26/2021

10.60	Form of 2021 Securities Purchase Agreement	8-K	10.1	000-54986	2/12/2021

10.61	Form of Series K Warrant	8-K	10.2	000-54986	2/12/2021

10.62	2021 Engagement Agreement	8-K	10.3	000-54986	2/12/2021

10.63	Form of 2021 Placement Agent Warrant	8-K	10.4	000-54986	2/12/2021

10.64	Form of Registration Rights Agreement	8-K	10.5	000-54986	2/12/2021

10.65	Amendment No. 1 to Transition Agreement, dated December 31, 2020, by and between Arch Therapeutics, Inc. and Richard Davis	8-K	10.1	000-54986	5/3/2021

10.66	Executive Employment Agreement, effective May 3, 2021, by and between Arch Therapeutics, Inc. and Michael S. Abrams	8-K	10.2	000-54986	5/3/2021

10.67	Employment Agreement, effective June 30, 2021, by and between Arch Therapeutics, Inc. and Dan M. Yrigoyen	8-K	10.1	000-54986	8/11/2021

10.68	First Amendment to Employment Agreement, effective August 9, 2021, by and between Arch Therapeutics, Inc. and Dan M. Yrigoyen	8-K	10.2	000-54986	8/11/2021

10.69	Form of Securities Purchase Agreement, dated July 6, 2022, by and among the Company and the signatories thereto	8-K	10.1	000-54986	7/8/2022

10.70	Form of 2022 Notes	8-K	10.2	000-54986	7/8/2022

10.71	Form of 2022 Warrant	8-K	10.3	000-54986	7/8/2022

10.72	Form of Registration Rights Agreement, dated July 6, 2022, by and among the Company and the signatories thereto	8-K	10.4	000-54986	7/8/2022

10.73	Form of Security Agreement, dated July 6, 2022, by and among the Company and the signatories thereto	8-K	10.5	000-54986	7/8/2022

21.1	List of Subsidiaries	8-K	21.1	333-178883	6/26/2013

23.1	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of McDonald Carano LLP (included in Exhibit 5.1)

24.1*	Power of Attorney

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

107*	Filing fee table

*  Previously filed.

†  Confidential treatment has been granted as to certain portions of these Exhibits

#  Management contract or compensatory plan or arrangement.